FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: February 18, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

INCORPORATION BY REFERENCE

Exhibits 99.1 through 99.6 to this Form 6-K are hereby incorporated by reference as exhibits into the registration statement on Form F-10 of Banro Corporation (File No. 333-153305).

EXHIBIT INDEX

Exhibit Number 99.1	Description Form of Subscription Agreement for U.S. purchasers
99.2	Form of Subscription Agreement for Non-U.S. purchasers
99.3	Form of Subscription Agreement for U.S. purchasers
99.4	Form of Subscription Agreement for U.S. purchasers
99.5	Form of Subscription Agreement for U.S. purchasers
99.6	Form of Subscription Agreement for Non-U.S. purchasers

EXHIBIT 99.1

BANRO CORPORATION

SUBSCRIPTION AGREEMENT FOR COMMON SHARES

FOR UNITED STATES PURCHASERS ONLY

TO:	BANRO CORPORATION (the “Corporation”)

Subject to applicable Securities Laws, the undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Corporation that number of common shares in the capital of the Corporation (each, an “Offered Share” and collectively, the “Offered Shares”) set forth below at a price of US$1.40 per Offered Share. The Subscriber agrees to be bound by the terms and conditions set forth in the attached “Terms and Conditions of Subscription for Offered Shares”. The Subscriber further agrees, without limitation, that the Corporation may rely upon the Subscriber’s representations, warranties and covenants contained in such documents.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below

Number of Offered Shares: x US$1.40
____________________________________________________________________ (Name of Subscriber)
=
Account Reference (if applicable):
By: _______________________________________________________________	Aggregate Subscription Price: (the “Subscription Amount”)
Authorized Signature

____________________________________________________________________

(Official Capacity or Title – if the Subscriber is not an individual)

____________________________________________________________________

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

____________________________________________________________________

(Subscriber’s Residential Address, including Municipality and State)

____________________________________________________________________

(Telephone Number)                                                    (E-mail Address)

Register the Offered Shares as set forth below:

____________________________________________________________________

(Name)

____________________________________________________________________

(Account Reference, if applicable)

____________________________________________________________________

(Address, including Zip Code)

Deliver the Offered Shares as set forth below:

____________________________________________________________________

(Name)

____________________________________________________________________

(Account Reference, if applicable)

____________________________________________________________________

(Address)

____________________________________________________________________

(Contact Name)                                                             (Telephone Number)

Number and kind of securities of the Corporation held, directly or indirectly, or over which control or direction is exercised, if any:

____________________________________________________________________

State whether the Subscriber is an Insider (as defined herein) of the Corporation: Yes ☐ No ☐

Please return your completed Subscription Agreement by facsimile to the Corporation, c/o Macleod Dixon llp, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, P.O. Box 128, Toronto, Ontario, M5K 1H1, Canada, Fax: 416-360-8277, Attn. Janet Wong.

ACCEPTANCE: The Corporation hereby accepts the subscription for Offered Shares as set forth on the face page of this Subscription Agreement on the terms and conditions contained in this Subscription Agreement.

Dated:                                                , 2009.

BANRO CORPORATION Per:
Authorized Signing Officer

TERMS AND CONDITIONS OF SUBSCRIPTION FOR OFFERED SHARES

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Subscription Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

“Alternext” means the NYSE Alternext US LLC;

“Alternext Approval” means the approval of the Offering by the Alternext;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Canada are not open for business;

“Closing” has the meaning ascribed to such term in Section 4.1;

“Closing Date” has the meaning ascribed to such term in Section 4.1;

“Closing Time” has the meaning ascribed to such term in Section 4.1;

“Control Person” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Corporation” means Banro Corporation;

“Insider” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Offered Shares” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Offering” means the offering of up to 10,000,000 Offered Shares as more fully described herein;

“PCMLA” has the meaning ascribed to such term in Section 5.1(k);

“person” means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Securities Laws” means the securities laws, instruments, regulations, rules, rulings and orders in the United States, in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident, as applicable, the policy statements issued by the Securities Regulators, the rules of the TSX and the rules of the Alternext;

“Securities Regulators” means the securities regulatory authorities or securities commissions in the United States, in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident;

“Subscriber” means the subscriber for the Offered Shares as set out on the face page of this Subscription Agreement;

“Subscription Agreement” means this subscription agreement (including any schedules hereto) and any instrument amending this Subscription Agreement; “hereof”, “hereto”, “hereunder”, “herein” and similar expressions mean and refer to this Subscription Agreement and not to a particular Article or Section; and the expression “Article” or “Section” followed by a number means and refers to the specified Article or Section of this Subscription Agreement;

“Subscription Amount” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Subscription Price” means US$1.40, being the amount paid by the Subscriber as the subscription price for each Offered Share;

“TSX” means the Toronto Stock Exchange;

“TSX Approval” means the conditional approval of the Offering by the TSX;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“U.S. Securities Act” means the United StatesSecurities Act of 1933, as amended.

1.2	Gender and Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.3	Currency

In this Subscription Agreement, references to “US$” are to United States dollars.

1.4	Subdivisions, Headings and Table of Contents

The division of this Subscription Agreement into Articles, Sections and other subdivisions and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Subscription Agreement. The headings in this Subscription Agreement are not intended to be full or precise descriptions of the text to which they refer. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section, Subsection, paragraph, clause or Schedule are to the applicable article, section, subsection, paragraph, clause or schedule of this Subscription Agreement.

ARTICLE 2

SCHEDULE

2.1	Description of Schedule

The following is the Schedule attached to and incorporated in this Subscription Agreement by reference and deemed to be a part hereof:

Schedule “A” - Payment Instructions

ARTICLE 3

SUBSCRIPTION AND DESCRIPTION OF OFFERED SHARES

3.1	Subscription for the Offered Shares

Subject to applicable Securities Laws, the Subscriber hereby confirms its irrevocable subscription for and offer to purchase the Offered Shares from the Corporation, on and subject to the terms and conditions set out in this Subscription Agreement, for the Subscription Amount which is payable as described in Article 4 hereto.

3.2	Acceptance and Rejection of Subscription by the Corporation

The Subscriber acknowledges and agrees that the Corporation reserves the right, in its absolute discretion, to reject this subscription for Offered Shares, in whole or in part, at any time prior to the relevant Closing Time. If this subscription is rejected in whole, any cheques or other forms of payment delivered to the Corporation representing the Subscription Amount will be promptly returned to the Subscriber without interest or deduction. If this subscription is accepted only in part, a cheque representing any refund of the Subscription Amount for that portion of the subscription for the Offered Shares which is not accepted, will be promptly delivered to the Subscriber without interest or deduction.

ARTICLE 4

CLOSING

4.1	Closing

Delivery and sale of the Offered Shares and payment of the Subscription Amount will be completed at one or more closings (each, a “Closing”) at the offices of the Corporation’s counsel, Macleod Dixon LLP, at Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario, Canada at 11:00 am (Toronto time) or such other time as the Corporation may determine (each such time, a “Closing Time”) on such dates as the Corporation may determine (each such date, a “Closing Date”). The first Closing is scheduled to take place on or about February 11, 2009, with any subsequent Closings to take place no later than February 25, 2009 or such other date as permitted by the TSX and the Alternext.

If, prior to the relevant Closing Time, the terms and conditions contained in this Subscription Agreement (other than delivery by the Corporation to the Subscriber of a certificate representing the Offered Shares) have not been complied with, the Corporation and the Subscriber will have no further obligations under this Subscription Agreement and any payment advanced by the Subscriber for the Offered Shares shall be promptly returned to the Subscriber without interest or deduction.

4.2	Conditions of Closing

The outstanding common shares of the Corporation are listed on the TSX and the Alternext, in each case under the symbol “BAA”. The Offering is conditional upon, among other things, the Corporation obtaining TSX Approval and Alternext Approval prior to the initial Closing.

The Subscriber acknowledges and agrees that the obligations of the Corporation hereunder are conditional on the accuracy of the representations and warranties of the Subscriber contained in this Subscription Agreement as of the date of this Subscription Agreement, and as of the relevant Closing Time as if made at and as of such Closing Time, and the fulfillment of the following additional conditions as soon as possible and in any event not later than the relevant Closing Time:

(a)	unless other arrangements acceptable to the Corporation have been made, payment of the Subscription Amount in accordance with the instructions as set out in Schedule “A”.
(b)	the Subscriber having properly completed, signed and delivered this Subscription Agreement on or before the relevant Closing Date to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Fax: 416-360-8277

Attn: Janet Wong

(c)	the Subscriber having properly completed, signed and delivered to the Corporation such other documents as may be required pursuant to the terms of this Subscription Agreement;
(d)	the Corporation accepting the Subscriber’s subscription, in whole or in part; and
(e)	all documentation relating to the offer, sale and issuance of the Offered Shares being in form and substance satisfactory to the Corporation.
4.3	Authorization of Macleod Dixon LLP

The Subscriber hereby irrevocably authorizes Macleod Dixon LLP to release the funds representing the Subscription Amount (as defined on the face page of this Subscription Agreement) to the Corporation at the applicable Closing Time.

ARTICLE 5

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SUBSCRIBER

5.1	Representations, Warranties and Covenants of the Subscriber

The Subscriber hereby represents and warrants to, and covenants with, the Corporation (and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein) that both at the date hereof and as at the relevant Closing Time:

(a)

It is purchasing the Offered Shares as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Offered Shares and it is resident in or otherwise subject to applicable Securities Laws of the jurisdiction set out as the “Subscriber’s Residential Address” on the face page hereof.

(b)

It is aware that (i) the enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that a majority of the Corporation’s officers and directors are not citizens or residents of the United States and that most or substantially all of the Corporation’s assets and the said persons are located outside of the United States, and (ii) there are questions as to whether investors will be able to effect service of process within the United States upon such persons, whether investors will be able to enforce, in United States courts, judgements against such persons obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws, whether appropriate foreign courts would enforce judgements of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the United States federal securities laws, and whether the appropriate foreign courts would enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws.

(c)

The execution and delivery of this Subscription Agreement, the performance and compliance with the terms hereof, the subscription for the Offered Shares and the completion of the transactions described herein by the Subscriber will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the Subscriber, the Securities Laws or any other laws applicable to the Subscriber, any agreement to which the Subscriber is a party, or any judgment, decree, order, statute, rule or regulation applicable to the Subscriber.

(d)	If the Subscriber is:
(i)

a corporation, the Subscriber is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this Subscription Agreement, to subscribe for the Offered Shares as contemplated herein and to carry out and perform its obligations under the terms of this Subscription Agreement;

(ii)

a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof; or

(iii)	an individual, the Subscriber is of the full age of majority and is legally competent to execute this Subscription Agreement and to observe and perform his or her covenants and obligations hereunder.
(e)

There is no person acting or purporting to act in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee. If any person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Offered Shares, the Subscriber covenants to indemnify and hold harmless the Corporation with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(f)	The Subscriber is not, with respect to the Corporation or any of its affiliates, a Control Person.
(g)

If required by applicable Securities Laws or the Corporation, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issue of the Offered Shares as may be required by applicable Securities Laws.

(h)	The Subscriber’s decision to subscribe for the Offered Shares was based solely upon information in this Subscription Agreement and information about the Corporation which is publicly available.
(i)	No person has made any written or oral representations:
(i)	that any person will resell or repurchase the Offered Shares;
(ii)	that any person will refund the Subscription Amount; or
(iii)	as to the future price or value of the Offered Shares.
(j)

There are risks associated with the purchase of and investment in the Offered Shares and the Subscriber is knowledgeable and/or experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Offered Shares, and is capable of bearing the economic risk of the investment.

(k)

The funds representing the Subscription Amount which will be advanced by the Subscriber hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLA and to the best of the Subscriber’s knowledge (i) none of the subscription funds to be provided by the Subscriber (A) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States, or any other jurisdiction, or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (ii) it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith.

(l)

The Subscriber acknowledges that (i) the Corporation may require and complete additional financings in the future in order to develop the Corporation’s business and to fund its ongoing development, (ii) there is no assurance that such financings will be available and, if available, on reasonable terms, (iii) any such future financings may have a dilutive effect on current securityholders, including the Subscriber, and (iv) if such future financings are not available, the Corporation may be unable to fund its ongoing development and the lack of capital resources may result in the failure of its business.

5.2	Acknowledgments and Covenants of the Subscriber

The Subscriber acknowledges, covenants and agrees as follows:

(a)	The Subscriber acknowledges that the Corporation may terminate the acceptance of subscriptions at any time.
(b)

The Subscriber acknowledges that: (i) the Corporation is offering pursuant to the Offering up to 10,000,000 Offered Shares for aggregate gross proceeds of up to US$14,000,000; (ii) the Corporation will be filing with applicable Canadian and United States securities regulatory authorities a prospectus supplement to the Corporation’s short form base shelf prospectus dated September 11, 2008, to qualify the distribution of the Offered Shares in all of the provinces of Canada (other than Quebec) and in the United States; (iii) Offered Shares will also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions; (iv) the Offering is non-brokered; Offered Shares will be issued directly by the Corporation to investors under subscription agreements; (v) no underwriter has been involved in the preparation of, or has performed any review of, the said short form base shelf prospectus and no underwriter will be involved in the preparation of, or perform any review of, the said prospectus supplement; (vi) a copy of the said prospectus supplement and the said short form base shelf prospectus will be delivered to the Subscriber prior to Closing; and (vi) the Corporation intends to use the proceeds of the Offering to further advance the Corporation’s projects in the Democratic Republic of the Congo and for general corporate purposes.

(c)	No securities commission, agency, governmental authority, regulatory body, stock exchange or other regulatory body has reviewed or passed on the merits of the Offered Shares.
(d)

The Subscriber agrees to indemnify the Corporation, and its directors, officers, employees, agents and representatives against all losses, claims, costs, expenses, damages or liabilities which any of them may suffer or incur as a result of or arising from reliance upon the representations, warranties and covenants of the Subscriber contained herein. The Subscriber undertakes to immediately notify the Corporation of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the relevant Closing Time.

(e)

The Subscriber is responsible for obtaining such legal and tax advice as it considers appropriate in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated under this Subscription Agreement. The Subscriber is not relying on the Corporation in this regard.

(f)	There are risks associated with the purchase, holding and sale of the Offered Shares.
(g)

By providing personal information to the Corporation, the Subscriber is consenting to the Corporation’s collection, use and disclosure of that information for the purposes of the subscription of Offered Shares and the Offering in general, for corporate governance purposes and to contact the Subscriber as an investor. The Subscriber acknowledges that, from time to time, the Corporation may be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Corporation, the Subscriber hereby expressly consents to such disclosure.

(h)

The Subscriber acknowledges that the Corporation’s counsel is acting as counsel to the Corporation and not as counsel to the Subscriber, and the relationship of the Corporation’s counsel with the Subscriber is limited solely to responding to any questions which the Subscriber may have regarding the terms of the documents to be delivered in connection with the Offering.

(i)

The Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Offered Shares. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, Canadian, state, local or foreign tax law of the Subscriber’s acquisition or disposition of such securities.

(j)	The Subscriber acknowledges that the Corporation may pay to financial advisors a cash fee and may reimburse such advisors for certain expenses incurred by them.
5.3	Consent to Collection, Use and Disclosure of Personal Information

The Subscriber acknowledges that this Subscription Agreement requires the Subscriber to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing the Offering, which includes, without limitation, determining the Subscriber’s eligibility to purchase the Offered Shares under applicable Securities Laws, preparing and registering certificates representing the Offered Shares to be issued hereunder and completing filings required by any stock exchange or securities regulatory authority. The Subscriber’s personal information may be disclosed by the Corporation to: (a) stock exchanges or securities regulatory authorities; (b) the Corporation’s registrar and transfer agent; (c) any government agency, board or other entity; (d) authorities pursuant to the PCMLA; and (e) any of the other parties involved in the Offering, including the Corporation’s legal counsel, and may be included in the Corporation’s record books in connection with the Offering. By executing this Subscription Agreement, the Subscriber is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber’s personal information. The Subscriber also consents to the filing of copies or originals of any of the documents described in Section 5.1(j) of this Subscription Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.

5.4	Reliance on Representations, Warranties, Covenants and Acknowledgements

The Subscriber acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Subscriber in this Subscription Agreement are made with the intention that they may be relied upon by the Corporation in determining, without limitation, the Subscriber’s eligibility to purchase the Offered Shares under the applicable Securities Laws. The Subscriber further agrees that by accepting the Offered Shares, the Subscriber shall be representing and warranting that such representations, warranties, acknowledgements and covenants are true as at the relevant Closing Time with the same force and effect as if they had been made by the Subscriber at such Closing Time.

ARTICLE 6

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Survival of Representations, Warranties and Covenants of the Subscriber

The representations, warranties and covenants of the Subscriber contained in this Subscription Agreement shall survive Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Corporation with respect thereto and notwithstanding any subsequent disposition by the Subscriber of any of the Offered Shares, and shall continue in full force and effect for the benefit of the Corporation for a period of two years from the relevant Closing Date.

ARTICLE 7

MISCELLANEOUS

7.1	Further Assurances

Each of the parties hereto upon the request of the other party hereto, whether before or after the relevant Closing Time, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

7.2	Notices
(a)

Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted by facsimile tested prior to transmission to such party, as follows:

(i)	in the case of the Corporation, to:

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

P.O. Box 419

Toronto, Ontario, M5X 1E3, Canada

Attention: Donat K. Madilo

Fax: (416) 366-7722

with a copy to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Attention: Janet Wong

Fax: (416) 360-8277

(ii)	in the case of the Subscriber, at the address specified on the face page hereof.
(b)

Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day and if transmitted by fax, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the end of normal business hours then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following the day of such transmission.

(c)	Any party hereto may change its address for service from time to time by notice given to the other party hereto in accordance with the foregoing provisions.
7.3	Time of the Essence

Time shall be of the essence of this Subscription Agreement and every part hereof.

7.4	Costs and Expenses

All costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Subscription Agreement and the transactions herein contemplated shall be paid and borne by the party incurring such costs and expenses.

7.5	Applicable Law

This Subscription Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario and the laws of Canada applicable therein. Any and all disputes arising under this Subscription Agreement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province.

7.6	Entire Agreement

This Subscription Agreement, including the Schedule hereto, constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than those expressly set forth in this Subscription Agreement or in any such agreement, certificate, affidavit, statutory declaration or other document as set out in this Subscription Agreement. This Subscription Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

7.7	Counterparts

This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Subscription Agreement. Counterparts may be delivered either in original or faxed form and the parties adopt any signature received by a receiving fax machine as original signatures of the parties.

7.8	Assignment

This Subscription Agreement may not be assigned by either party except with the prior written consent of the other party hereto.

7.9	Enurement

This Subscription Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors (including any successor by reason of the amalgamation or merger of any party), administrators and permitted assigns.

7.10	Valuable Consideration

The Subscriber agrees that this subscription is made for valuable consideration and, subject to applicable Securities Laws, may not be withdrawn, cancelled, terminated or revoked by the Subscriber.

7.11	Severability

The invalidity, illegality or unenforceability of any provision of this Subscription Agreement shall not affect the validity, legality or enforceability of any other provision hereof.

SCHEDULE “A”

PAYMENT INSTRUCTIONS

[wire transfer details]

A-1

EXHIBIT 99.2

BANRO CORPORATION

SUBSCRIPTION AGREEMENT FOR COMMON SHARES

FOR CANADIAN AND NON-U.S. PURCHASERS ONLY

TO:	BANRO CORPORATION (the “Corporation”)

Subject to applicable Securities Laws, the undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Corporation that number of common shares in the capital of the Corporation (each, an “Offered Share” and collectively, the “Offered Shares”) set forth below at a price of US$1.40 per Offered Share. The Subscriber agrees to be bound by the terms and conditions set forth in the attached “Terms and Conditions of Subscription for Offered Shares” including without limitation the representations, warranties and covenants set forth in the applicable schedules attached thereto. The Subscriber further agrees, without limitation, that the Corporation may rely upon the Subscriber’s representations, warranties and covenants contained in such documents.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below

Number of Offered Shares: x US$1.40
___________________________________________________________________ (Name of Subscriber)
=
Account Reference (if applicable):
By: _____________________________________________________________	Aggregate Subscription Price: _________________________________________ (the “Subscription Amount”)
Authorized Signature

___________________________________________________________________

(Official Capacity or Title – if the Subscriber is not an individual)

___________________________________________________________________

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

___________________________________________________________________

(Subscriber’s Residential Address, including Municipality and Province)

___________________________________________________________________

(Telephone Number)                                                    (E-mail Address)

Please complete if purchasing as agent or trustee for a principal (beneficial purchaser) (a “Disclosed Principal”) and not purchasing as trustee or agent for accounts fully managed by it.

___________________________________________________________________

(Name of Disclosed Principal)

___________________________________________________________________

(Residential Address of Disclosed Principal)

___________________________________________________________________

(Account Reference, if applicable)

Register the Offered Shares as set forth below:

___________________________________________________________________

(Name)

___________________________________________________________________

(Account Reference, if applicable)

___________________________________________________________________

(Address, including Postal Code)

Deliver the Offered Shares as set forth below:

___________________________________________________________________

(Name)

___________________________________________________________________

(Account Reference, if applicable)

___________________________________________________________________

(Address)

___________________________________________________________________

(Contact Name)                                                             (Telephone Number)

Number and kind of securities of the Corporation held, directly or indirectly, or over which control or direction is exercised, if any:

___________________________________________________________________

State whether the Subscriber is an Insider (as defined herein) of the Corporation: Yes ☐ No ☐

Please return your completed Subscription Agreement by facsimile to the Corporation, c/o Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, P.O. Box 128, Toronto, Ontario, M5K 1H1, Canada, Fax: 416-360-8277, Attn. Janet Wong.

ACCEPTANCE: The Corporation hereby accepts the subscription for Offered Shares as set forth on the face page of this Subscription Agreement on the terms and conditions contained in this Subscription Agreement (including all applicable Schedules).

Dated:                                                , 2009.

BANRO CORPORATION Per:
Authorized Signing Officer

TERMS AND CONDITIONS OF SUBSCRIPTION FOR OFFERED SHARES

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Subscription Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

“Alternext” means the NYSE Alternext US LLC;

“Alternext Approval” means the approval of the Offering by the Alternext;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Canada are not open for business;

“Closing” has the meaning ascribed to such term in Section 4.1;

“Closing Date” has the meaning ascribed to such term in Section 4.1;

“Closing Time” has the meaning ascribed to such term in Section 4.1;

“Control Person” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Corporation” means Banro Corporation;

“Disclosed Principal” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Insider” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Offered Shares” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Offering” means the offering of up to 10,000,000 Offered Shares as more fully described herein;

“PCMLA” has the meaning ascribed to such term in Section 5.1(r);

“person” means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Securities Laws” means the securities laws, instruments, regulations, rules, rulings and orders in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident, as applicable, the policy statements issued by the Securities Regulators, the rules of the TSX and the rules of the Alternext;

“Securities Regulators” means the securities regulatory authorities or securities commissions in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident;

“Subscriber” means the subscriber for the Offered Shares as set out on the face page of this Subscription Agreement;

“Subscription Agreement” means this subscription agreement (including any schedules hereto) and any instrument amending this Subscription Agreement; “hereof”, “hereto”, “hereunder”, “herein” and similar expressions mean and refer to this Subscription Agreement and not to a particular Article or Section; and the expression “Article” or “Section” followed by a number means and refers to the specified Article or Section of this Subscription Agreement;

“Subscription Amount” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Subscription Price” means US$1.40, being the amount paid by the Subscriber as the subscription price for each Offered Share;

“TSX” means the Toronto Stock Exchange;

“TSX Approval” means the conditional approval of the Offering by the TSX;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“U.S. Securities Act” means the United StatesSecurities Act of 1933, as amended.

1.2	Gender and Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.3	Currency

In this Subscription Agreement (including the Schedules hereto), references to “CDN$” are to Canadian dollars, references to “US$” are to United States dollars and references to “£” are to United Kingdom pounds.

1.4	Subdivisions, Headings and Table of Contents

The division of this Subscription Agreement into Articles, Sections, Schedules and other subdivisions and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Subscription Agreement. The headings in this Subscription Agreement are not intended to be full or precise descriptions of the text to which they refer. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section, Subsection, paragraph, clause or Schedule are to the applicable article, section, subsection, paragraph, clause or schedule of this Subscription Agreement.

ARTICLE 2

SCHEDULES

2.1	Description of Schedules

The following are the Schedules attached to and incorporated in this Subscription Agreement by reference and deemed to be a part hereof:

Schedule “A” -	Representation Letter (for residents of Canada only)

Schedule “B” -	Additional Representations, Warranties and Covenants for Subscribers Not Resident in Canada (other than Subscribers resident in the United States)

Schedule “C” -	Payment Instructions

ARTICLE 3

SUBSCRIPTION AND DESCRIPTION OF OFFERED SHARES

3.1	Subscription for the Offered Shares

Subject to applicable Securities Laws, the Subscriber hereby confirms, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, its irrevocable subscription for and offer to purchase the Offered Shares from the Corporation, on and subject to the terms and conditions set out in this Subscription Agreement, for the Subscription Amount which is payable as described in Article 4 hereto.

3.2	Acceptance and Rejection of Subscription by the Corporation

The Subscriber acknowledges and agrees, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, that the Corporation reserves the right, in its absolute discretion, to reject this subscription for Offered Shares, in whole or in part, at any time prior to the relevant Closing Time. If this subscription is rejected in whole, any cheques or other forms of payment delivered to the Corporation representing the Subscription Amount will be promptly returned to the Subscriber without interest or deduction. If this subscription is accepted only in part, a cheque representing any refund of the Subscription Amount for that portion of the subscription for the Offered Shares which is not accepted, will be promptly delivered to the Subscriber without interest or deduction.

ARTICLE 4

CLOSING

4.1	Closing

Delivery and sale of the Offered Shares and payment of the Subscription Amount will be completed at one or more closings (each, a “Closing”) at the offices of the Corporation’s counsel, Macleod Dixon LLP, at Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario, Canada at 11:00 am (Toronto time) or such other time as the Corporation may determine (each such time, a “Closing Time”) on such dates as the Corporation may determine (each such date, a “Closing Date”). The first Closing is scheduled to take place on or about February 11, 2009, with any subsequent Closings to take place no later than February 25, 2009 or such other date as permitted by the TSX and the Alternext.

If, prior to the relevant Closing Time, the terms and conditions contained in this Subscription Agreement (other than delivery by the Corporation to the Subscriber of a certificate representing the Offered Shares) have not been complied with, the Corporation and the Subscriber will have no further obligations under this Subscription Agreement and any payment advanced by the Subscriber for the Offered Shares shall be promptly returned to the Subscriber without interest or deduction.

4.2	Conditions of Closing

The outstanding common shares of the Corporation are listed on the TSX and the Alternext, in each case under the symbol “BAA”. The Offering is conditional upon, among other things, the Corporation obtaining TSX Approval and Alternext Approval prior to the initial Closing.

The Subscriber, on its own behalf and on behalf of any Disclosed Principal for whom the Subscriber is contracting, acknowledges and agrees that the obligations of the Corporation hereunder are conditional on the accuracy of the representations and warranties of the Subscriber (or Disclosed Principal) contained in this Subscription Agreement as of the date of this Subscription Agreement, and as of the relevant Closing Time as if made at and as of such Closing Time, and the fulfillment of the following additional conditions as soon as possible and in any event not later than the relevant Closing Time:

(a)	unless other arrangements acceptable to the Corporation have been made, payment of the Subscription Amount in accordance with the instructions as set out in Schedule “C”.
(b)	the Subscriber having properly completed, signed and delivered this Subscription Agreement on or before the relevant Closing Date to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Fax: 416-360-8277

Attn: Janet Wong

(c)	the Subscriber having properly completed, signed and delivered ONE OF:
(i)	the certificate set forth in Schedule “A” evidencing the Subscriber’s status as an accredited investor (for residents of Canada only);
(ii)

if Schedule “A” is not applicable, the certificate set forth in Schedule “B” which includes additional representations, warranties and covenants for Subscribers not resident in Canada (other than Subscribers resident in the United States);

(d)	the Subscriber having properly completed, signed and delivered to the Corporation such other documents as may be required pursuant to the terms of this Subscription Agreement;
(e)	the Corporation accepting the Subscriber’s subscription, in whole or in part;

(f)

as applicable, the offer, sale and issuance of the Offered Shares to Subscribers not resident in Canada being exempt from the prospectus and registration requirements of applicable Securities Laws and the offer, sale and issuance of the Offered Shares to Subscribers resident in Canada being exempt from the registration requirements of applicable Securities Laws; and

(g)	all documentation relating to the offer, sale and issuance of the Offered Shares being in form and substance satisfactory to the Corporation.
4.3	Authorization of Macleod Dixon LLP

The Subscriber hereby irrevocably authorizes Macleod Dixon LLP to release the funds representing the Subscription Amount (as defined on the face page of this Subscription Agreement) to the Corporation at the applicable Closing Time.

ARTICLE 5

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SUBSCRIBER

5.1	Representations, Warranties and Covenants of the Subscriber

The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, hereby represents and warrants to, and covenants with, the Corporation (and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein) that both at the date hereof and as at the relevant Closing Time:

(a)

Unless it is purchasing under Section 5.1(b) hereof, it is purchasing the Offered Shares as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Offered Shares, it is resident in or otherwise subject to applicable Securities Laws of the jurisdiction set out as the “Subscriber’s Residential Address” on the face page hereof and it fully complies with one of the criteria set forth below:

(i)

it is resident in a province of Canada (other than Quebec) and it is an “accredited investor”, as such term is defined in National Instrument 45-106 entitled “Prospectus and Registration Exemptions” (“NI 45-106”) promulgated under applicable securities legislation in such jurisdictions, it was not created and is not being used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106 and it has concurrently executed and delivered a Representation Letter in the form attached to this Subscription Agreement as Schedule “A” and specifically represents and warrants that one or more of the categories set forth in Appendix “A” attached to such Representation Letter correctly, and in all respects, describes the Subscriber, and will describe the Subscriber as at the relevant Closing Date, and the Subscriber has so indicated by initialling the category in such Appendix “A” which so describes it; or

(ii)

it is a resident of, or otherwise subject to, the securities legislation of a jurisdiction other than Canada or the United States and it has concurrently executed and delivered the certificate attached as Schedule “B” to this Subscription Agreement.

(b)	If it is not purchasing as a principal, it is duly authorized to enter into this Subscription Agreement and to execute and deliver all documentation in connection with the purchase of the Offered Shares on behalf of each beneficial purchaser, it acknowledges that the Corporation is required by law to disclose to certain regulatory authorities the identity of any Disclosed Principal for whom it may be acting, and any Disclosed Principal is resident in the jurisdiction set out as the “Residential Address of Disclosed Principal” on the face page hereof and:

(i)

it is acting as agent for one or more Disclosed Principals, each such Disclosed Principal is purchasing as principal for its own account, not for the benefit of any other person, for investment only, and not with a view to the resale or distribution of all of any of the Offered Shares, and each such Disclosed Principal complies with subparagraph (i) of paragraph 5.1(a) hereof and the Subscriber has completed Schedule “A” attached hereto on behalf of such Disclosed Principal; or

(ii)

it is deemed to be purchasing as principal pursuant to NI 45-106 by virtue of being an “accredited investor” as such term is defined in paragraphs (p) or (q) of the definition of “accredited investor” in NI 45-106 and reproduced in Appendix “A” to Schedule “A” of this Subscription Agreement (provided, however, that it is not a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction in Canada) and has concurrently executed and delivered a Representation Letter in the form attached hereto as Schedule “A” and has initialed or otherwise indicated in Appendix “A” thereto indicating that the Subscriber satisfies one of the categories of “accredited investor” set out in paragraphs (p) or (q) of Appendix “A” thereto.

(c)

The Subscriber has properly completed, executed and delivered within applicable time periods to the Corporation one of the certificates (dated as of the date hereof) set forth in Schedule “A” or Schedule “B”, as applicable, and the information contained therein is true and correct.

(d)

The representations, warranties and covenants contained in Schedule “A” or Schedule “B”, as applicable, will be true and correct both as of the date of execution of this Subscription Agreement and as of the relevant Closing Time.

(e)

(A) Neither the Subscriber nor any Disclosed Principal is a person within the United States nor are they subscribing for the Offered Shares for the account of a person within the United States and the Subscriber confirms that the Offered Shares have not been offered to the Subscriber in the United States and that this Subscription Agreement has not been signed in the United States; or (B) the Subscriber is a professional fiduciary organized, incorporated, or (if an individual) resident in the United States that is purchasing the Offered Shares on behalf of a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person (within the meaning of Regulation S under the U.S. Securities Act).

(f)

If the Subscriber is not a person resident in Canada, the subscription for the Offered Shares by the Subscriber does not contravene any of the applicable securities legislation in the jurisdiction in which the Subscriber resides and does not give rise to any obligation of the Corporation to prepare and file a prospectus or similar document or to register the Offered Shares or to be registered with or to file any report or notice with any governmental or regulatory authority.

(g)

The execution and delivery of this Subscription Agreement, the performance and compliance with the terms hereof, the subscription for the Offered Shares and the completion of the transactions described herein by the Subscriber will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the Subscriber, the Securities Laws or any other laws applicable to the Subscriber, any agreement to which the Subscriber is a party, or any judgment, decree, order, statute, rule or regulation applicable to the Subscriber.

(h)

The Subscriber is subscribing for the Offered Shares as principal for its own account and not for the benefit of any other person (within the meaning of applicable Securities Laws) or if it is not subscribing as principal, it has disclosed the name of the Disclosed Principal on the face page of this Subscription Agreement and acknowledges that the Corporation may be required by law to disclose to certain regulatory authorities the identity of each Disclosed Principal for whom the Subscriber is acting.

(i)

In the case of a subscription for the Offered Shares by the Subscriber acting as principal, this Subscription Agreement, including Schedule “A” or Schedule “B”, as applicable, attached hereto, has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding agreement of, the Subscriber. This Subscription Agreement is enforceable in accordance with its terms against the Subscriber and any beneficial purchasers on whose behalf the Subscriber is acting.

(j)	If the Subscriber is:
(i)

a corporation, the Subscriber is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this Subscription Agreement, to subscribe for the Offered Shares as contemplated herein and to carry out and perform its obligations under the terms of this Subscription Agreement;

(ii)

a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof; or

(iii)	an individual, the Subscriber is of the full age of majority and is legally competent to execute this Subscription Agreement and to observe and perform his or her covenants and obligations hereunder.
(k)

There is no person acting or purporting to act in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee. If any person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Offered Shares, the Subscriber covenants to indemnify and hold harmless the Corporation with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(l)	The Subscriber is not, with respect to the Corporation or any of its affiliates, a Control Person.

(m)

If required by applicable Securities Laws or the Corporation, the Subscriber and each Disclosed Principal for whom it is contracting hereunder, will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issue of the Offered Shares as may be required by applicable Securities Laws.

(n)	The Subscriber’s decision to subscribe for the Offered Shares was based solely upon information in this Subscription Agreement and information about the Corporation which is publicly available.
(o)	No person has made any written or oral representations:
(i)	that any person will resell or repurchase the Offered Shares;
(ii)	that any person will refund the Subscription Amount; or
(iii)	as to the future price or value of the Offered Shares.
(p)

The subscription for the Offered Shares has not been made through, or as a result of, and the distribution of the Offered Shares is not being accompanied by any advertisement, including without limitation in printed public media, radio, television or telecommunications, including electronic display, or as part of a general solicitation.

(q)

There are risks associated with the purchase of and investment in the Offered Shares and the Subscriber, and each Disclosed Principal for whom it is contracting hereunder, is knowledgeable and/or experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Offered Shares, and is capable of bearing the economic risk of the investment.

(r)

The funds representing the Subscription Amount which will be advanced by the Subscriber hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLA and to the best of the Subscriber’s knowledge (i) none of the subscription funds to be provided by the Subscriber (A) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States, or any other jurisdiction, or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (ii) it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith.

(s)

The Subscriber acknowledges that (i) the Corporation may require and complete additional financings in the future in order to develop the Corporation’s business and to fund its ongoing development, (ii) there is no assurance that such financings will be available and, if available, on reasonable terms, (iii) any such future financings may have a dilutive effect on current securityholders, including the Subscriber, and (iv) if such future financings are not available, the Corporation may be unable to fund its ongoing development and the lack of capital resources may result in the failure of its business.

5.2	Acknowledgments and Covenants of the Subscriber

The Subscriber, on its own behalf and, if applicable, on behalf of the Disclosed Principal or others for whom it is contracting hereunder, acknowledges, covenants and agrees as follows:

(a)	The Subscriber acknowledges that the Corporation may terminate the acceptance of subscriptions at any time.
(b)

The Subscriber acknowledges that: (i) the Corporation is offering pursuant to the Offering up to 10,000,000 Offered Shares for aggregate gross proceeds of up to US$14,000,000; (ii) the Corporation will be filing with applicable Canadian and United States securities regulatory authorities a prospectus supplement to the Corporation’s short form base shelf prospectus dated September 11, 2008, to qualify the distribution of the Offered Shares in all of the provinces of Canada (other than Quebec) and in the United States; (iii) Offered Shares will also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions; (iv) offers and sales in Canada of Offered Shares will be made by the Corporation only to “accredited investors”, as such term is defined in NI 45-106, in accordance with applicable exemptions from the registration requirements of securities laws of the provinces of Canada (other than Quebec); (v) the Offering is non-brokered; Offered Shares will be issued directly by the Corporation to investors under subscription agreements; (vi) no underwriter has been involved in the preparation of, or has performed any review of, the said short form base shelf prospectus and no underwriter will be involved in the preparation of, or perform any review of, the said prospectus supplement; (vii) a copy of the said prospectus supplement and the said short form base shelf prospectus will be delivered to the Subscriber prior to Closing; and (viii) the Corporation intends to use the proceeds of the Offering to further advance the Corporation’s projects in the Democratic Republic of the Congo and for general corporate purposes.

(c)	No securities commission, agency, governmental authority, regulatory body, stock exchange or other regulatory body has reviewed or passed on the merits of the Offered Shares.
(d)

The Subscriber agrees to indemnify the Corporation, and its directors, officers, employees, agents and representatives against all losses, claims, costs, expenses, damages or liabilities which any of them may suffer or incur as a result of or arising from reliance upon the representations, warranties and covenants of the Subscriber contained herein and in Schedule “A” or Schedule “B”, as applicable, attached hereto. The Subscriber undertakes to immediately notify the Corporation of any change in any statement or other information relating to the Subscriber set forth in such applicable Schedules which takes place prior to the relevant Closing Time.

(e)

The Subscriber, and each Disclosed Principal for whom it is contracting hereunder, is responsible for obtaining such legal and tax advice as it considers appropriate in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated under this Subscription Agreement. The Subscriber and each Disclosed Principal is not relying on the Corporation in this regard.

(f)	There are risks associated with the purchase, holding and sale of the Offered Shares.
(g)

By providing personal information to the Corporation, the Subscriber and each Disclosed Principal for whom it is contracting hereunder, is consenting to the Corporation’s collection, use and disclosure of that information for the purposes of the subscription of Offered Shares and the Offering in general, for corporate governance purposes and to contact the Subscriber or the Disclosed Principal as an investor. The Subscriber, and each Disclosed Principal for whom it is contracting hereunder, acknowledges that, from time to time, the Corporation may be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Corporation, the Subscriber and each Disclosed Principal for whom it is contracting hereunder, hereby expressly consents to such disclosure.

(h)	The Subscriber acknowledges that there is no government or other insurance covering the Offered Shares.
(i)

The Subscriber acknowledges that the Corporation’s counsel is acting as counsel to the Corporation and not as counsel to the Subscriber, and the relationship of the Corporation’s counsel with the Subscriber is limited solely to responding to any questions which the Subscriber may have regarding the terms of the documents to be delivered in connection with the Offering.

(j)

The Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Offered Shares. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under Canadian, state, local or foreign tax law of the Subscriber’s acquisition or disposition of such securities.

(k)	The Subscriber acknowledges that the Corporation may pay to financial advisors a cash fee and may reimburse such advisors for certain expenses incurred by them.
5.3	Consent to Collection, Use and Disclosure of Personal Information

The Subscriber acknowledges that this Subscription Agreement and Schedule “A” and Schedule “B”, as applicable, attached hereto require the Subscriber to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing the Offering, which includes, without limitation, determining the Subscriber’s eligibility (or, if applicable, the eligibility of the Disclosed Principal) to purchase the Offered Shares under applicable Securities Laws, preparing and registering certificates representing the Offered Shares to be issued hereunder and completing filings required by any stock exchange or securities regulatory authority. The Subscriber’s personal information (and, if applicable, the Disclosed Principal’s personal information) may be disclosed by the Corporation to: (a) stock exchanges or securities regulatory authorities; (b) the Corporation’s registrar and transfer agent; (c) any government agency, board or other entity; (d) authorities pursuant to the PCMLA; and (e) any of the other parties involved in the Offering, including the Corporation’s legal counsel, and may be included in the Corporation’s record books in connection with the Offering. By executing this Subscription Agreement, the Subscriber (and, if applicable, the Disclosed Principal) is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber’s personal information (and, if applicable, the Disclosed Principal’s personal information). The Subscriber (and, if applicable, the Disclosed Principal) also consents to the filing of copies or originals of any of the documents described in Section 5.1(m) of this Subscription Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.

5.4	Reliance on Representations, Warranties, Covenants and Acknowledgements

The Subscriber acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Subscriber in this Subscription Agreement and the applicable Schedules attached hereto are made with the intention that they may be relied upon by the Corporation in determining, without limitation, the Subscriber’s eligibility (and, if applicable, the eligibility of others for whom the Subscriber is contracting hereunder) to purchase the Offered Shares under the applicable Securities Laws. The Subscriber further agrees that by accepting the Offered Shares, the Subscriber shall be representing and warranting that such representations, warranties, acknowledgements and covenants are true as at the relevant Closing Time with the same force and effect as if they had been made by the Subscriber at such Closing Time.

ARTICLE 6

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Survival of Representations, Warranties and Covenants of the Subscriber

The representations, warranties and covenants of the Subscriber contained in this Subscription Agreement shall survive Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Corporation with respect thereto and notwithstanding any subsequent disposition by the Subscriber of any of the Offered Shares, and shall continue in full force and effect for the benefit of the Corporation for a period of two years from the relevant Closing Date.

ARTICLE 7

MISCELLANEOUS

7.1	Further Assurances

Each of the parties hereto upon the request of the other party hereto, whether before or after the relevant Closing Time, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

7.2	Notices
(a)

Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted by facsimile tested prior to transmission to such party, as follows:

(i)	in the case of the Corporation, to:

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

P.O. Box 419

Toronto, Ontario, M5X 1E3, Canada

Attention: Donat K. Madilo

Fax: (416) 366-7722

with a copy to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Attention: Janet Wong

Fax: (416) 360-8277

(ii)	in the case of the Subscriber, at the address specified on the face page hereof.
(b)

Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day and if transmitted by fax, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the end of normal business hours then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following the day of such transmission.

(c)	Any party hereto may change its address for service from time to time by notice given to the other party hereto in accordance with the foregoing provisions.
7.3	Time of the Essence

Time shall be of the essence of this Subscription Agreement and every part hereof.

7.4	Costs and Expenses

All costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Subscription Agreement and the transactions herein contemplated shall be paid and borne by the party incurring such costs and expenses.

7.5	Applicable Law

This Subscription Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario and the laws of Canada applicable therein. Any and all disputes arising under this Subscription Agreement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province.

7.6	Entire Agreement

This Subscription Agreement, including the applicable Schedules hereto, constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than those expressly set forth in this Subscription Agreement or in any such agreement, certificate, affidavit, statutory declaration or other document as set out in this Subscription Agreement. This Subscription Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

7.7	Counterparts

This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Subscription Agreement. Counterparts may be delivered either in original or faxed form and the parties adopt any signature received by a receiving fax machine as original signatures of the parties.

7.8	Assignment

This Subscription Agreement may not be assigned by either party except with the prior written consent of the other party hereto.

7.9	Enurement

This Subscription Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors (including any successor by reason of the amalgamation or merger of any party), administrators and permitted assigns.

7.10	Valuable Consideration

The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, agrees that this subscription is made for valuable consideration and, subject to applicable Securities Laws, may not be withdrawn, cancelled, terminated or revoked by the Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder.

7.11	Severability

The invalidity, illegality or unenforceability of any provision of this Subscription Agreement shall not affect the validity, legality or enforceability of any other provision hereof.

7.12	Beneficial Subscribers

Whether or not explicitly stated in this Subscription Agreement, any acknowledgement, representation, warranty, covenant or agreement made by the Subscriber in this Subscription Agreement, including the Schedules, will be treated as if made by the Disclosed Principal, if any.

SCHEDULE “A”

REPRESENTATION LETTER

(ONLY FOR ACCREDITED INVESTORS RESIDENT IN CANADA)

TO:	Banro Corporation (the “Corporation”)

Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Subscription Agreement to which this Schedule “A” is attached.

In connection with the agreement to purchase common shares of the Corporation (the “Offered Shares”) by the undersigned subscriber or, if applicable, the Disclosed Principal on whose behalf the undersigned is purchasing as agent (the “Subscriber” for the purposes of this Schedule “A”), the undersigned hereby represents, warrants, covenants and certifies to the Corporation that:

1.	the Subscriber is resident in a province of Canada (other than Quebec) or is otherwise subject to the applicable securities laws of one of such provinces;

2.

the Subscriber is purchasing the Offered Shares as principal (NOTE: For this purpose, a trust company or trust corporation described in paragraph (p) in Appendix “A” to this Representation Letter (other than a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction of Canada) and a person described in paragraph (q) in Appendix “A” to this Representation Letter is deemed to be purchasing as principal);

3.

the Subscriber is (and will be at the closing of the issue and sale of the Offered Shares) an “accredited investor” within the meaning of National Instrument 45-106 entitled “Prospectus and Registration Exemptions” by virtue of satisfying the indicated criterion as set out in Appendix “A” to this Representation Letter; and

4.

upon execution of this Schedule “A” by or on behalf of the Subscriber, this Schedule “A” shall be incorporated into and form a part of the Subscription Agreement to which this Schedule “A” is attached.

Dated: _________________________, 2009.

______________________________________

Print name of Subscriber, or person signing

as agent for the Disclosed Principal

By:	______________________________________

Signature

______________________________________

Print name of Signatory

(if different from Subscriber or agent)

______________________________________

Title

IMPORTANT: PLEASE INITIAL THE APPLICABLE PROVISION IN

APPENDIX “A” ON THE FOLLOWING PAGES

A-1

APPENDIX “A”

TO SCHEDULE “A”

PLEASE MARK YOUR INITIALS BESIDE THE CATEGORY OF “ACCREDITED INVESTOR” TO WHICH YOU BELONG.

Accredited Investor (defined in National Instrument 45-106 entitled “Prospectus and Registration Exemptions” (“NI 45-106”)) means:

______	(a)	a Canadian financial institution, or a Schedule III bank;
______	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
______	(c)

a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

______	(d)

a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of theSecurities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

______	(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);
______	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
______	(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

______	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
______	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;
______	(j)

an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CDN$1,000,000;

______	(k)

an individual whose net income before taxes exceeded CDN$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CDN$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(Note: If an individual accredited investor wishes to purchase through a wholly-owned holding company or similar entity, such purchasing entity must qualify under a paragraph designed for non-individual investors, such as paragraph (m) or (t) below, which paragraph must be initialled)

______	(l)	an individual who, either alone or with a spouse, has net assets of at least CDN$5,000,000;

A-2

______	(m)	a person, other than an individual or investment fund, that has net assets of at least CDN$5,000,000 as shown on its most recently prepared financial statements;

(Note: To qualify under this paragraph (m), such person cannot have been created or used solely to purchase or hold securities as an accredited investor)

______	(n)	an investment fund that distributes or has distributed its securities only to
(A)	a person that is or was an accredited investor at the time of the distribution,
(B)	a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment], and 2.19[Additional investment in investment funds] of NI 45-106, or
(C)	a person described in paragraph (A) or (B) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106;
______	(o)

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

______	(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

______	(q)	a person acting on behalf of a fully managed account managed by that person, if that person
(A)	is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and
(B)	in Ontario, is purchasing a security that is not a security of an investment fund;
______	(r)

a registered charity under theIncome Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

______	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
______	(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

______	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; or
______	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as
(A)	an accredited investor, or
(B)	an exempt purchaser in Alberta or British Columbia after NI 45-106 came into force.

NOTE: The investor must initial beside the applicable portion of the above definition.

A-3

For the purposes hereof:

an issuer is an “affiliate” of another issuer if

(a)	one of them is the subsidiary of the other, or
(b)	each of them is controlled by the same person;

“bank” means a bank named in Schedule I or II of the Bank Act (Canada);

“Canadian financial institution” means

(a)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or
(b)

a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction in Canada;

“company” means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

a person (first person) is considered to “control” another person (second person) if

(a)

the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

(b)	the second person is a partnership, other than a limited partnership, and first person holds more than 50% of the interests of the partnership, or
(c)	the second person is a limited partnership and the general partner of the limited partnership is the first person;

“director” means

(a)	a member of the board of directors of a company or an individual who performs similar functions for a company, and
(b)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

“eligibility adviser” means

(a)

a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

(b)

in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(i)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders or control persons, and

A-4

(ii)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

“entity” means a company, syndicate, partnership, trust or unincorporated organization;

“executive officer” means, for an issuer, an individual who is

(a)	a chair, vice-chair or president,
(b)	a vice-president in charge of a principal business unit, division or function including sales, finance or production,
(c)	an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer, or
(d)	performing a policy-making function in respect of the issuer;

“financial assets” means

(a)	cash,
(b)	securities, or
(c)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

“foreign jurisdiction” means a country other than Canada or a political subdivision of a country other than Canada;

“founder” means, in respect of an issuer, a person who,

(a)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(b)	at the time of the trade is actively involved in the business of the issuer;

“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

“individual” means a natural person, but does not include

(a)	a partnership, unincorporated association, unincorporated syndicate, unincorporated organization or a trust, or
(b)	a natural person in the person’s capacity as trustee, executor, administrator or other legal (in the case of Ontario, personal) representative;

“investment fund” means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the Employee Investment Act (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the Small Business Venture Capital Act (British Columbia), R.S.B.C. 1996 c.429 whose business objective is making multiple investments;

“jurisdiction” means a province or territory of Canada except when used in the term “foreign jurisdiction”

“local jurisdiction” means the jurisdiction in which the applicable securities regulatory authority is situate;

A-5

“mutual fund”

(a)

for the purposes of Alberta and British Columbia securities law, includes an issuer of securities that entitles the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, including a separate fund or trust account, of the issuer of the securities;

(b)	for the purposes of British Columbia securities law, also includes
(i)	an issuer described in an order that the British Columbia Securities Commission may make pursuant to section 3.2 of the Securities Act (British Columbia); and
(ii)	an issuer that is in a class of prescribed issuers,

but does not include an issuer, or a class of issuers, described in an order that the British Columbia Securities Commission may make under section 3.1 of the Securities Act (British Columbia); and

(c)

for the purposes of Ontario securities law, means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

“non-redeemable investment fund” means an issuer,

(a)	whose primary purpose is to invest money provided by its securityholders,
(b)	that does not invest,
(A)	for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
(B)	for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
(c)	that is not a mutual fund;

“person” includes

(a)	an individual,
(b)	a corporation,
(c)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and
(d)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

“regulator” means

(a)	for Alberta and British Columbia, the Executive Director as defined under securities legislation of the local jurisdiction; and
(b)	for Ontario, the Director as defined under securities legislation of the local jurisdiction;

“related liabilities” means

A-6

(a)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or
(b)	liabilities that are secured by financial assets;

“Schedule III bank” means an authorized foreign bank named in Schedule III of theBank Act (Canada);

“securities legislation” means, for the local jurisdiction, the instruments listed in Appendix B of National Instrument 14-101 opposite the name of the local jurisdiction;

“securities regulatory authority” means, for the local jurisdiction, the securities commission or similar regulatory authority listed in Appendix C of National Instrument 14-101 opposite the name of the local jurisdiction;

“spouse” means an individual who,

(a)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,
(b)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or
(c)	in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta);

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary; and

“voting security” means any security other than a debt security of an issuer carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

All monetary references in this Appendix “A” are in Canadian Dollars.

A-7

SCHEDULE “B”

CERTIFICATE

ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS

FOR NON-CANADIAN SUBSCRIBERS

(OTHER THAN U.S. SUBSCRIBERS)

The Subscriber further represents, warrants and covenants to and with the Corporation and its counsel (and acknowledges that the Corporation and its counsel are relying thereon) that it is a resident of, or otherwise subject to, the securities legislation of a jurisdiction other than Canada or the United States, and:

(a)	the Subscriber is:

(i)

a purchaser that is recognized by the Securities Regulators in the jurisdiction in which it is resident or of which it is otherwise subject to the Securities Laws as an exempt purchaser and (subject to (b)(i) below) is purchasing the Offered Shares as principal for its own account and not for the benefit of any other person, for investment only and not with a view to resale or distribution and no other person, corporation, firm or other organization has a beneficial interest in the said securities being purchased; or

(ii)

a purchaser which is purchasing Offered Shares pursuant to an exemption from any prospectus or securities registration requirements (particulars of which are enclosed herewith) available to the Corporation and the Subscriber under applicable Securities Laws of the Subscriber’s jurisdiction of residence or to which the Subscriber is otherwise subject, and the Subscriber shall deliver to the Corporation such further particulars of the exemption and its qualification thereunder as the Corporation may reasonably request;

(b)	if the Subscriber is resident in or otherwise subject to applicable Securities Laws of the United Kingdom:

(i)

the Subscriber is a person in the United Kingdom: (A) who is a ‘qualified investor’ for the purposes of section 86(7) of the Financial Services and Markets Act 2000 (“FSMA”) and is purchasing the Offered Shares as principal for its own account and not for the benefit of others, other than on behalf of discretionary client(s) in circumstances where section 86(2) of FSMA applies; and (B) is such a person as is referred to in Article 19 (investment professionals) or 49 (high net worth companies etc) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”); and (C) has complied with and undertakes to comply with all applicable provisions of the FSMA and other applicable Securities Laws with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom; and

(ii)	the Subscriber acknowledges that the offer detailed in this Subscription Agreement is only directed in the United Kingdom at:

(a)	(in the case of investment professionals as is referred to in Article 19 of the FPO) persons having professional experience in matters relating to investments; and

(b)

(in the case of high net worth companies etc as is referred to in Article 49 of the FPO) high net worth companies, unincorporated associations or partnerships or trustees of high value trusts which currently have, and had throughout the previous 12 months: (A) in the case of a company, a called up share capital or net assets of not less than £500,000 (for companies with more than 20 members) or net assets of not less than £5,000,000 in any other case; or (B) in the case of an unincorporated association or partnership, net assets of not less than £5,000,000; or (C) in the case of a trustee of a high value trust, cash and investments forming part of the trust’s assets (before the deduction of liabilities) with an aggregate value of not less than £10,000,000.

B-1

The offer detailed in this Subscription Agreement is not available in the United Kingdom to any other persons and no other persons should rely on the contents of this Subscription Agreement; and

(iii)

the Subscriber confirms that, to the extent applicable to it, it is aware of, has complied and will comply with its obligations in connection with the Criminal Justice Act 1993, the Proceeds of Crime Act 2002 and Part VIII of the FSMA, it has identified its clients in accordance with the Money Laundering Regulations 2003 (the “Regulations”) and has complied fully with its obligations pursuant to the Regulations and will, as a condition precedent of any acceptance of this subscription, provide all such information and documents as may be required in relation to it that may be required by the Corporation to discharge any obligations under the Regulations;

(c)

the purchase of Offered Shares by the Subscriber does not contravene any of the applicable Securities Laws in such jurisdiction and does not trigger: (i) any obligation of the Corporation to prepare and file a prospectus, an offering memorandum or similar document, or (ii) any obligation of the Corporation to make any filings with or seek any approvals of any kind from any regulatory body in such jurisdiction or any other ongoing reporting requirements with respect to such purchase or otherwise, or (iii) any registration or other obligation on the part of the Corporation;

(d)	the Subscriber is knowledgeable of, and has been independently advised as to, the Securities Laws of such jurisdiction as applicable to this Subscription Agreement;

(e)

the Subscriber has been advised to consult its own legal advisors with respect to trading in the Offered Shares and with respect to the resale restrictions imposed by the Securities Laws of such jurisdiction, and acknowledges that no representation has been made respecting resale restrictions applicable to such securities which restrict the ability of the Subscriber to resell such securities, that the Subscriber is solely responsible to find out what these restrictions are and that the Subscriber is solely responsible (and the Corporation is not in any way responsible) for compliance with applicable resale restrictions; and

(f)	capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Subscription Agreement to which this Schedule “B” is attached.

Dated at __________________ this __ day of __________________, 2009.

________________________________________ Name of Subscriber

By: ____________________________________ Signature

________________________________________ Title

B-2

SCHEDULE “C”

PAYMENT INSTRUCTIONS

[wire transfer details]

C-1

EXHIBIT 99.3

BANRO CORPORATION

SUBSCRIPTION AGREEMENT FOR COMMON SHARES

FOR UNITED STATES PURCHASERS ONLY

TO:	BANRO CORPORATION (the “Corporation”)

Subject to applicable Securities Laws, the undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Corporation that number of common shares in the capital of the Corporation (each, an “Offered Share” and collectively, the “Offered Shares”) set forth below at a price of US$1.40 per Offered Share. The Subscriber agrees to be bound by the terms and conditions set forth in the attached “Terms and Conditions of Subscription for Offered Shares”. The Subscriber further agrees, without limitation, that the Corporation may rely upon the Subscriber’s representations, warranties and covenants contained in such documents.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below

Number of Offered Shares: x US$1.40
____________________________________________________________________ (Name of Subscriber)
=
Account Reference (if applicable):
By: _______________________________________________________________	Aggregate Subscription Price: (the “Subscription Amount”)
Authorized Signature

____________________________________________________________________

(Official Capacity or Title – if the Subscriber is not an individual)

____________________________________________________________________

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

____________________________________________________________________

(Subscriber’s Residential Address, including Municipality and State)

____________________________________________________________________

(Telephone Number)                                                    (E-mail Address)

Register the Offered Shares as set forth below:

____________________________________________________________________

(Name)

____________________________________________________________________

(Account Reference, if applicable)

____________________________________________________________________

(Address, including Zip Code)

Deliver the Offered Shares as set forth below:

____________________________________________________________________

(Name)

____________________________________________________________________

(Account Reference, if applicable)

____________________________________________________________________

(Address)

____________________________________________________________________

(Contact Name)                                                             (Telephone Number)

Number and kind of securities of the Corporation held, directly or indirectly, or over which control or direction is exercised, if any:

____________________________________________________________________

State whether the Subscriber is an Insider (as defined herein) of the Corporation: Yes ☐ No ☐

Please return your completed Subscription Agreement by facsimile to the Corporation, c/o Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, P.O. Box 128, Toronto, Ontario, M5K 1H1, Canada, Fax: 416-360-8277, Attn. Janet Wong.

ACCEPTANCE: The Corporation hereby accepts the subscription for Offered Shares as set forth on the face page of this Subscription Agreement on the terms and conditions contained in this Subscription Agreement.

Dated:                                                , 2009.

BANRO CORPORATION Per:
Authorized Signing Officer

TERMS AND CONDITIONS OF SUBSCRIPTION FOR OFFERED SHARES

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Subscription Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

“Alternext” means the NYSE Alternext US LLC;

“Alternext Approval” means the approval of the Offering by the Alternext;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Canada are not open for business;

“Closing” has the meaning ascribed to such term in Section 4.1;

“Closing Date” has the meaning ascribed to such term in Section 4.1;

“Closing Time” has the meaning ascribed to such term in Section 4.1;

“Control Person” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Corporation” means Banro Corporation;

“Insider” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Offered Shares” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Offering” means the offering of up to 10,000,000 Offered Shares as more fully described herein;

“PCMLA” has the meaning ascribed to such term in Section 5.1(k);

“person” means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Securities Laws” means the securities laws, instruments, regulations, rules, rulings and orders in the United States, in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident, as applicable, the policy statements issued by the Securities Regulators, the rules of the TSX and the rules of the Alternext;

“Securities Regulators” means the securities regulatory authorities or securities commissions in the United States, in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident;

“Subscriber” means the subscriber for the Offered Shares as set out on the face page of this Subscription Agreement;

“Subscription Agreement” means this subscription agreement (including any schedules hereto) and any instrument amending this Subscription Agreement; “hereof”, “hereto”, “hereunder”, “herein” and similar expressions mean and refer to this Subscription Agreement and not to a particular Article or Section; and the expression “Article” or “Section” followed by a number means and refers to the specified Article or Section of this Subscription Agreement;

“Subscription Amount” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Subscription Price” means US$1.40, being the amount paid by the Subscriber as the subscription price for each Offered Share;

“TSX” means the Toronto Stock Exchange;

“TSX Approval” means the conditional approval of the Offering by the TSX;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“U.S. Securities Act” means the United StatesSecurities Act of 1933, as amended.

1.2	Gender and Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.3	Currency

In this Subscription Agreement, references to “US$” are to United States dollars.

1.4	Subdivisions, Headings and Table of Contents

The division of this Subscription Agreement into Articles, Sections and other subdivisions and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Subscription Agreement. The headings in this Subscription Agreement are not intended to be full or precise descriptions of the text to which they refer. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section, Subsection, paragraph, clause or Schedule are to the applicable article, section, subsection, paragraph, clause or schedule of this Subscription Agreement.

ARTICLE 2

SCHEDULE

2.1	Description of Schedule

The following is the Schedule attached to and incorporated in this Subscription Agreement by reference and deemed to be a part hereof:

Schedule	“A” -	Payment Instructions

ARTICLE 3

SUBSCRIPTION AND DESCRIPTION OF OFFERED SHARES

3.1	Subscription for the Offered Shares

Subject to applicable Securities Laws, the Subscriber hereby confirms its irrevocable subscription for and offer to purchase the Offered Shares from the Corporation, on and subject to the terms and conditions set out in this Subscription Agreement, for the Subscription Amount which is payable as described in Article 4 hereto.

3.2	Acceptance and Rejection of Subscription by the Corporation

The Subscriber acknowledges and agrees that the Corporation reserves the right, in its absolute discretion, to reject this subscription for Offered Shares, in whole or in part, at any time prior to the relevant Closing Time. If this subscription is rejected in whole, any cheques or other forms of payment delivered to the Corporation representing the Subscription Amount will be promptly returned to the Subscriber without interest or deduction. If this subscription is accepted only in part, a cheque representing any refund of the Subscription Amount for that portion of the subscription for the Offered Shares which is not accepted, will be promptly delivered to the Subscriber without interest or deduction.

ARTICLE 4

CLOSING

4.1	Closing

Delivery and sale of the Offered Shares and payment of the Subscription Amount will be completed at one or more closings (each, a “Closing”) at the offices of the Corporation’s counsel, Macleod Dixon LLP, at Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario, Canada at 11:00 am (Toronto time) or such other time as the Corporation may determine (each such time, a “Closing Time”) on such dates as the Corporation may determine (each such date, a “Closing Date”). The first Closing is scheduled to take place on or about February 11, 2009, with any subsequent Closings to take place no later than February 25, 2009 or such other date as permitted by the TSX and the Alternext.

If, prior to the relevant Closing Time, the terms and conditions contained in this Subscription Agreement (other than delivery by the Corporation to the Subscriber of a certificate representing the Offered Shares) have not been complied with, the Corporation and the Subscriber will have no further obligations under this Subscription Agreement and any payment advanced by the Subscriber for the Offered Shares shall be promptly returned to the Subscriber without interest or deduction.

4.2	Conditions of Closing

The outstanding common shares of the Corporation are listed on the TSX and the Alternext, in each case under the symbol “BAA”. The Offering is conditional upon, among other things, the Corporation obtaining TSX Approval and Alternext Approval prior to the initial Closing.

The Subscriber acknowledges and agrees that the obligations of the Corporation hereunder are conditional on the accuracy of the representations and warranties of the Subscriber contained in this Subscription Agreement as of the date of this Subscription Agreement, and as of the relevant Closing Time as if made at and as of such Closing Time, and the fulfillment of the following additional conditions as soon as possible and in any event not later than the relevant Closing Time:

(a)	unless other arrangements acceptable to the Corporation have been made, payment of the Subscription Amount in accordance with the instructions as set out in Schedule “A”.
(b)	the Subscriber having properly completed, signed and delivered this Subscription Agreement on or before the relevant Closing Date to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Fax: 416-360-8277

Attn: Janet Wong

(c)	the Subscriber having properly completed, signed and delivered to the Corporation such other documents as may be required pursuant to the terms of this Subscription Agreement;
(d)	the Corporation accepting the Subscriber’s subscription, in whole or in part; and
(e)	all documentation relating to the offer, sale and issuance of the Offered Shares being in form and substance satisfactory to the Corporation.
4.3	Authorization of Macleod Dixon LLP

The Subscriber hereby irrevocably authorizes Macleod Dixon LLP to release the funds representing the Subscription Amount (as defined on the face page of this Subscription Agreement) to the Corporation at the applicable Closing Time.

ARTICLE 5

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SUBSCRIBER

5.1	Representations, Warranties and Covenants of the Subscriber

The Subscriber hereby represents and warrants to, and covenants with, the Corporation (and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein) that both at the date hereof and as at the relevant Closing Time:

(a)

It is purchasing the Offered Shares as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Offered Shares and it is resident in or otherwise subject to applicable Securities Laws of the jurisdiction set out as the “Subscriber’s Residential Address” on the face page hereof.

(b)

It is aware that (i) the enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that a majority of the Corporation’s officers and directors are not citizens or residents of the United States and that most or substantially all of the Corporation’s assets and the said persons are located outside of the United States, and (ii) there are questions as to whether investors will be able to effect service of process within the United States upon such persons, whether investors will be able to enforce, in United States courts, judgements against such persons obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws, whether appropriate foreign courts would enforce judgements of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the United States federal securities laws, and whether the appropriate foreign courts would enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws.

(c)

The execution and delivery of this Subscription Agreement, the performance and compliance with the terms hereof, the subscription for the Offered Shares and the completion of the transactions described herein by the Subscriber will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the Subscriber, the Securities Laws or any other laws applicable to the Subscriber, any agreement to which the Subscriber is a party, or any judgment, decree, order, statute, rule or regulation applicable to the Subscriber.

(d)	If the Subscriber is:
(i)

a corporation, the Subscriber is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this Subscription Agreement, to subscribe for the Offered Shares as contemplated herein and to carry out and perform its obligations under the terms of this Subscription Agreement;

(ii)

a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof; or

(iii)	an individual, the Subscriber is of the full age of majority and is legally competent to execute this Subscription Agreement and to observe and perform his or her covenants and obligations hereunder.
(e)

There is no person acting on behalf of the Subscriber in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee in connection with the Subscriber’s purchase of the Offered Shares.

(f)	The Subscriber is not, with respect to the Corporation or any of its affiliates, a Control Person.
(g)

If required by applicable Securities Laws or the Corporation, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issue of the Offered Shares as may be required by applicable Securities Laws.

(h)	The Subscriber’s decision to subscribe for the Offered Shares was based solely upon information in this Subscription Agreement and information about the Corporation which is publicly available.
(i)	No person has made any written or oral representations:
(i)	that any person will resell or repurchase the Offered Shares;
S(ii)	that any person will refund the Subscription Amount; or
(iii)	as to the future price or value of the Offered Shares.
(j)

There are risks associated with the purchase of and investment in the Offered Shares and the Subscriber is knowledgeable and/or experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Offered Shares, and is capable of bearing the economic risk of the investment.

(k)

The funds representing the Subscription Amount which will be advanced by the Subscriber hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLA and to the best of the Subscriber’s knowledge (i) none of the subscription funds to be provided by the Subscriber (A) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States, or any other jurisdiction, or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (ii) it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith.

(l)

The Subscriber acknowledges that (i) the Corporation may require and complete additional financings in the future in order to develop the Corporation’s business and to fund its ongoing development, (ii) there is no assurance that such financings will be available and, if available, on reasonable terms, (iii) any such future financings may have a dilutive effect on current securityholders, including the Subscriber, and (iv) if such future financings are not available, the Corporation may be unable to fund its ongoing development and the lack of capital resources may result in the failure of its business.

5.2	Acknowledgments and Covenants of the Subscriber

The Subscriber acknowledges, covenants and agrees as follows:

(a)	The Subscriber acknowledges that the Corporation may terminate the acceptance of subscriptions at any time.
(b)

The Subscriber acknowledges that: (i) the Corporation is offering pursuant to the Offering up to 10,000,000 Offered Shares for aggregate gross proceeds of up to US$14,000,000; (ii) the Corporation will be filing with applicable Canadian and United States securities regulatory authorities a prospectus supplement to the Corporation’s short form base shelf prospectus dated September 11, 2008, to qualify the distribution of the Offered Shares in all of the provinces of Canada (other than Quebec) and in the United States; (iii) Offered Shares will also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions; (iv) the Offering is non-brokered; Offered Shares will be issued directly by the Corporation to investors under subscription agreements; (v) no underwriter has been involved in the preparation of, or has performed any review of, the said short form base shelf prospectus and no underwriter will be involved in the preparation of, or perform any review of, the said prospectus supplement; (vi) a copy of the said prospectus supplement and the said short form base shelf prospectus will be delivered to the Subscriber prior to Closing; and (vi) the Corporation intends to use the proceeds of the Offering to further advance the Corporation’s projects in the Democratic Republic of the Congo and for general corporate purposes.

(c)	No securities commission, agency, governmental authority, regulatory body, stock exchange or other regulatory body has reviewed or passed on the merits of the Offered Shares.
(d)

The Subscriber agrees to indemnify the Corporation, and its directors, officers, employees, agents and representatives against all losses, claims, costs, expenses, damages or liabilities which any of them may suffer or incur as a result of or arising from reliance upon the representations, warranties and covenants of the Subscriber contained herein. The Subscriber undertakes to immediately notify the Corporation of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the relevant Closing Time.

(e)

The Subscriber is responsible for obtaining such legal and tax advice as it considers appropriate in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated under this Subscription Agreement. The Subscriber is not relying on the Corporation in this regard.

(f)	There are risks associated with the purchase, holding and sale of the Offered Shares.
(g)

By providing personal information to the Corporation, the Subscriber is consenting to the Corporation’s collection, use and disclosure of that information for the purposes of the subscription of Offered Shares and the Offering in general, for corporate governance purposes and to contact the Subscriber as an investor. The Subscriber acknowledges that, from time to time, the Corporation may be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Corporation, the Subscriber hereby expressly consents to such disclosure.

(h)

The Subscriber acknowledges that the Corporation’s counsel is acting as counsel to the Corporation and not as counsel to the Subscriber, and the relationship of the Corporation’s counsel with the Subscriber is limited solely to responding to any questions which the Subscriber may have regarding the terms of the documents to be delivered in connection with the Offering.

(i)

The Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Offered Shares. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, Canadian, state, local or foreign tax law of the Subscriber’s acquisition or disposition of such securities.

(j)	The Subscriber acknowledges that the Corporation may pay to financial advisors a cash fee and may reimburse such advisors for certain expenses incurred by them.
5.3	Consent to Collection, Use and Disclosure of Personal Information

The Subscriber acknowledges that this Subscription Agreement requires the Subscriber to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing the Offering, which includes, without limitation, determining the Subscriber’s eligibility to purchase the Offered Shares under applicable Securities Laws, preparing and registering certificates representing the Offered Shares to be issued hereunder and completing filings required by any stock exchange or securities regulatory authority. The Subscriber’s personal information may be disclosed by the Corporation to: (a) stock exchanges or securities regulatory authorities; (b) the Corporation’s registrar and transfer agent; (c) any government agency, board or other entity; (d) authorities pursuant to the PCMLA; and (e) any of the other parties involved in the Offering, including the Corporation’s legal counsel, and may be included in the Corporation’s record books in connection with the Offering. By executing this Subscription Agreement, the Subscriber is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber’s personal information. The Subscriber also consents to the filing of copies or originals of any of the documents described in Section 5.1(j) of this Subscription Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.

5.4	Reliance on Representations, Warranties, Covenants and Acknowledgements

The Subscriber acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Subscriber in this Subscription Agreement are made with the intention that they may be relied upon by the Corporation in determining, without limitation, the Subscriber’s eligibility to purchase the Offered Shares under the applicable Securities Laws. The Subscriber further agrees that by accepting the Offered Shares, the Subscriber shall be representing and warranting that such representations, warranties, acknowledgements and covenants are true as at the relevant Closing Time with the same force and effect as if they had been made by the Subscriber at such Closing Time.

ARTICLE 6

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Survival of Representations, Warranties and Covenants of the Subscriber

The representations, warranties and covenants of the Subscriber contained in this Subscription Agreement shall survive Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Corporation with respect thereto and notwithstanding any subsequent disposition by the

Subscriber of any of the Offered Shares, and shall continue in full force and effect for the benefit of the Corporation for a period of two years from the relevant Closing Date.

ARTICLE 7

MISCELLANEOUS

7.1	Further Assurances

Each of the parties hereto upon the request of the other party hereto, whether before or after the relevant Closing Time, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

7.2	Notices
(a)

Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted by facsimile tested prior to transmission to such party, as follows:

(i)	in the case of the Corporation, to:

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

P.O. Box 419

Toronto, Ontario, M5X 1E3, Canada

Attention: Donat K. Madilo

Fax: (416) 366-7722

with a copy to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Attention: Janet Wong

Fax: (416) 360-8277

(ii)	in the case of the Subscriber, at the address specified on the face page hereof.
(b)

Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day and if transmitted by fax, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the end of normal business hours then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following the day of such transmission.

(c)	Any party hereto may change its address for service from time to time by notice given to the other party hereto in accordance with the foregoing provisions.
7.3	Time of the Essence

Time shall be of the essence of this Subscription Agreement and every part hereof.

7.4	Costs and Expenses

All costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Subscription Agreement and the transactions herein contemplated shall be paid and borne by the party incurring such costs and expenses.

7.5	Applicable Law

This Subscription Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario and the laws of Canada applicable therein. Any and all disputes arising under this Subscription Agreement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province.

7.6	Entire Agreement

This Subscription Agreement, including the Schedule hereto, constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than those expressly set forth in this Subscription Agreement or in any such agreement, certificate, affidavit, statutory declaration or other document as set out in this Subscription Agreement. This Subscription Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

7.7	Counterparts

This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Subscription Agreement. Counterparts may be delivered either in original or faxed form and the parties adopt any signature received by a receiving fax machine as original signatures of the parties.

7.8	Assignment

This Subscription Agreement may not be assigned by either party except with the prior written consent of the other party hereto.

7.9	Enurement

This Subscription Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors (including any successor by reason of the amalgamation or merger of any party), administrators and permitted assigns.

7.10	Valuable Consideration

The Subscriber agrees that this subscription is made for valuable consideration and, subject to applicable Securities Laws, may not be withdrawn, cancelled, terminated or revoked by the Subscriber.

7.11	Severability

The invalidity, illegality or unenforceability of any provision of this Subscription Agreement shall not affect the validity, legality or enforceability of any other provision hereof.

SCHEDULE “A”

PAYMENT INSTRUCTIONS

[wire transfer details]

A-1

EXHIBIT 99.4

BANRO CORPORATION

SUBSCRIPTION AGREEMENT FOR COMMON SHARES

FOR UNITED STATES PURCHASERS ONLY

TO:	BANRO CORPORATION (the “Corporation”)

Subject to applicable Securities Laws, the undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Corporation that number of common shares in the capital of the Corporation (each, an “Offered Share” and collectively, the “Offered Shares”) set forth below at a price of US$1.40 per Offered Share. The Subscriber agrees to be bound by the terms and conditions set forth in the attached “Terms and Conditions of Subscription for Offered Shares”. The Subscriber further agrees, without limitation, that the Corporation may rely upon the Subscriber’s representations, warranties and covenants contained in such documents.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below

Number of Offered Shares: x US$1.40
____________________________________________________________________ (Name of Subscriber)
=
Account Reference (if applicable):
By: _______________________________________________________________	Aggregate Subscription Price: (the “Subscription Amount”)
Authorized Signature

____________________________________________________________________

(Official Capacity or Title – if the Subscriber is not an individual)

____________________________________________________________________

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

____________________________________________________________________

(Subscriber’s Residential Address, including Municipality and State)

____________________________________________________________________

(Telephone Number)                                                    (E-mail Address)

Register the Offered Shares as set forth below:

____________________________________________________________________

(Name)

____________________________________________________________________

(Account Reference, if applicable)

____________________________________________________________________

(Address, including Zip Code)

Deliver the Offered Shares as set forth below:

____________________________________________________________________

(Name)

____________________________________________________________________

(Account Reference, if applicable)

____________________________________________________________________

(Address)

____________________________________________________________________

(Contact Name)                                                             (Telephone Number)

Number and kind of securities of the Corporation held, directly or indirectly, or over which control or direction is exercised, if any:

____________________________________________________________________

State whether the Subscriber is an Insider (as defined herein) of the Corporation: Yes ☐ No ☐

Please return your completed Subscription Agreement by facsimile to the Corporation, c/o Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, P.O. Box 128, Toronto, Ontario, M5K 1H1, Canada, Fax: 416-360-8277, Attn. Janet Wong.

ACCEPTANCE: The Corporation hereby accepts the subscription for Offered Shares as set forth on the face page of this Subscription Agreement on the terms and conditions contained in this Subscription Agreement.

Dated:                                                , 2009.

BANRO CORPORATION Per:
Authorized Signing Officer

TERMS AND CONDITIONS OF SUBSCRIPTION FOR OFFERED SHARES

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Subscription Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

“Alternext” means the NYSE Alternext US LLC;

“Alternext Approval” means the approval of the Offering by the Alternext;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Canada are not open for business;

“Closing” has the meaning ascribed to such term in Section 4.1;

“Closing Date” has the meaning ascribed to such term in Section 4.1;

“Closing Time” has the meaning ascribed to such term in Section 4.1;

“Control Person” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Corporation” means Banro Corporation;

“Insider” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Offered Shares” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Offering” means the offering of up to 10,000,000 Offered Shares as more fully described herein;

“PCMLA” has the meaning ascribed to such term in Section 5.1(h);

“person” means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Securities Laws” means the securities laws, instruments, regulations, rules, rulings and orders in the United States, in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident, as applicable, the policy statements issued by the Securities Regulators, the rules of the TSX and the rules of the Alternext;

“Securities Regulators” means the securities regulatory authorities or securities commissions in the United States, in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident;

“Subscriber” means the subscriber for the Offered Shares as set out on the face page of this Subscription Agreement;

“Subscription Agreement” means this subscription agreement (including any schedules hereto) and any instrument amending this Subscription Agreement; “hereof”, “hereto”, “hereunder”, “herein” and similar expressions mean and refer to this Subscription Agreement and not to a particular Article or Section; and the expression “Article” or “Section” followed by a number means and refers to the specified Article or Section of this Subscription Agreement;

“Subscription Amount” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Subscription Price” means US$1.40, being the amount paid by the Subscriber as the subscription price for each Offered Share;

“TSX” means the Toronto Stock Exchange;

“TSX Approval” means the conditional approval of the Offering by the TSX;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“U.S. Securities Act” means the United StatesSecurities Act of 1933, as amended.

1.2	Gender and Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.3	Currency

In this Subscription Agreement, references to “US$” are to United States dollars.

1.4	Subdivisions, Headings and Table of Contents

The division of this Subscription Agreement into Articles, Sections and other subdivisions and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Subscription Agreement. The headings in this Subscription Agreement are not intended to be full or precise descriptions of the text to which they refer. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section, Subsection, paragraph, clause or Schedule are to the applicable article, section, subsection, paragraph, clause or schedule of this Subscription Agreement.

ARTICLE 2

SCHEDULE

2.1	Description of Schedule

The following is the Schedule attached to and incorporated in this Subscription Agreement by reference and deemed to be a part hereof:

Schedule	“A” -	Payment Instructions

ARTICLE 3

SUBSCRIPTION AND DESCRIPTION OF OFFERED SHARES

3.1	Subscription for the Offered Shares

Subject to applicable Securities Laws, the Subscriber hereby confirms its irrevocable subscription for and offer to purchase the Offered Shares from the Corporation, on and subject to the terms and conditions set out in this Subscription Agreement, for the Subscription Amount which is payable as described in Article 4 hereto.

3.2	Acceptance and Rejection of Subscription by the Corporation

The Subscriber acknowledges and agrees that the Corporation reserves the right, in its absolute discretion, to reject this subscription for Offered Shares, in whole or in part, at any time prior to the relevant Closing Time. If this subscription is rejected in whole, any cheques or other forms of payment delivered to the Corporation representing the Subscription Amount will be promptly returned to the Subscriber without interest or deduction. If this subscription is accepted only in part, a cheque representing any refund of the Subscription Amount for that portion of the subscription for the Offered Shares which is not accepted, will be promptly delivered to the Subscriber without interest or deduction.

ARTICLE 4

CLOSING

4.1	Closing

Delivery and sale of the Offered Shares and payment of the Subscription Amount will be completed at one or more closings (each, a “Closing”), on a delivery versus payment basis, at the offices of the Corporation’s counsel, Macleod Dixon LLP, at Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario, Canada at 11:00 am (Toronto time) or such other time as the Corporation may determine (each such time, a “Closing Time”) on such dates as the Corporation may determine (each such date, a “Closing Date”). The first Closing is scheduled to take place on or about February 11, 2009, with any subsequent Closings to take place no later than February 25, 2009 or such other date as permitted by the TSX and the Alternext.

If, prior to the relevant Closing Time, the terms and conditions contained in this Subscription Agreement (other than delivery by the Corporation to the Subscriber of a certificate representing the Offered Shares) have not been complied with, the Corporation and the Subscriber will have no further obligations under this Subscription Agreement and any payment advanced by the Subscriber for the Offered Shares shall be promptly returned to the Subscriber without interest or deduction.

4.2	Conditions of Closing

The outstanding common shares of the Corporation are listed on the TSX and the Alternext, in each case under the symbol “BAA”. The Offering is conditional upon, among other things, the Corporation obtaining TSX Approval and Alternext Approval prior to the initial Closing.

The Subscriber acknowledges and agrees that the obligations of the Corporation hereunder are conditional on the accuracy of the representations and warranties of the Subscriber contained in this Subscription Agreement as of the date of this Subscription Agreement, and as of the relevant Closing Time as if made at and as of such Closing Time, and the fulfillment of the following additional conditions as soon as possible and in any event not later than the relevant Closing Time:

(a)	unless other arrangements acceptable to the Corporation have been made, payment of the Subscription Amount in accordance with the instructions as set out in Schedule “A”.
(b)	the Subscriber having properly completed, signed and delivered this Subscription Agreement on or before the relevant Closing Date to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Fax: 416-360-8277

Attn: Janet Wong

(c)	the Subscriber having properly completed, signed and delivered to the Corporation such other documents as may be required pursuant to the terms of this Subscription Agreement;
(d)	the Corporation accepting the Subscriber’s subscription, in whole or in part; and
(e)	all documentation relating to the offer, sale and issuance of the Offered Shares being in form and substance satisfactory to the Corporation.
4.3	Authorization of Macleod Dixon LLP

The Subscriber hereby irrevocably authorizes Macleod Dixon LLP to release the funds representing the Subscription Amount (as defined on the face page of this Subscription Agreement) to the Corporation at the applicable Closing Time.

ARTICLE 5

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SUBSCRIBER

5.1	Representations, Warranties and Covenants of the Subscriber

The Subscriber hereby represents and warrants to, and covenants with, the Corporation (and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein) that both at the date hereof and as at the relevant Closing Time:

(a)

It is purchasing the Offered Shares as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Offered Shares and it is resident in or otherwise subject to applicable Securities Laws of the jurisdiction set out as the “Subscriber’s Residential Address” on the face page hereof.

(b)	If the Subscriber is:
(i)

a corporation, the Subscriber is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this Subscription Agreement, to subscribe for the Offered Shares as contemplated herein and to carry out and perform its obligations under the terms of this Subscription Agreement;

(ii)

a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof; or

(iii)	an individual, the Subscriber is of the full age of majority and is legally competent to execute this Subscription Agreement and to observe and perform his or her covenants and obligations hereunder.
(c)	There is no person acting or purporting to act in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee.
(d)	The Subscriber is not, with respect to the Corporation or any of its affiliates, a Control Person.
(e)

If required by applicable Securities Laws or the Corporation, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issue of the Offered Shares as may be required by applicable Securities Laws.

(f)	The Subscriber’s decision to subscribe for the Offered Shares was based solely upon information in this Subscription Agreement and information about the Corporation which is publicly available.
(g)

There are risks associated with the purchase of and investment in the Offered Shares and the Subscriber is knowledgeable and/or experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Offered Shares, and is capable of bearing the economic risk of the investment.

(h)

The funds representing the Subscription Amount will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement.

5.2	Acknowledgments and Covenants of the Subscriber

The Subscriber acknowledges, covenants and agrees as follows:

(a)	The Subscriber acknowledges that the Corporation may terminate the acceptance of subscriptions at any time prior to Closing.
(b)

The Subscriber acknowledges that: (i) the Corporation is offering pursuant to the Offering up to 10,000,000 Offered Shares for aggregate gross proceeds of up to US$14,000,000; (ii) the Corporation will be filing with applicable Canadian and United States securities regulatory authorities a prospectus supplement to the Corporation’s short form base shelf prospectus dated September 11, 2008, to qualify the distribution of the Offered Shares in all of the provinces of Canada (other than Quebec) and in the United States; (iii) Offered Shares will also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions; (iv) the Offering is non-brokered; Offered Shares will be issued directly by the Corporation to investors under subscription agreements; (v) no underwriter has been involved in the preparation of, or has performed any review of, the said short form base shelf prospectus and no underwriter will be involved in the preparation of, or perform any review of, the said prospectus supplement; (vi) a copy of the said prospectus supplement and the said short form base shelf prospectus will be delivered to the Subscriber prior to Closing; and (vi) the Corporation intends to use the proceeds of the Offering to further advance the Corporation’s projects in the Democratic Republic of the Congo and for general corporate purposes.

(c)	No securities commission, agency, governmental authority, regulatory body, stock exchange or other regulatory body has reviewed or passed on the merits of the Offered Shares.
(d)

The Subscriber undertakes to immediately notify the Corporation of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the relevant Closing Time.

(e)

The Subscriber is responsible for obtaining such legal and tax advice as it considers appropriate in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated under this Subscription Agreement. The Subscriber is not relying on the Corporation in this regard.

(f)	There are risks associated with the purchase, holding and sale of the Offered Shares.
(g)

By providing personal information to the Corporation, the Subscriber is consenting to the Corporation’s collection, use and disclosure of that information for the purposes of the subscription of Offered Shares and the Offering in general and to contact the Subscriber as an investor. The Subscriber acknowledges that, from time to time, the Corporation may reasonably be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Corporation, the Subscriber hereby expressly consents to such disclosure.

(h)

The Subscriber acknowledges that the Corporation’s counsel is acting as counsel to the Corporation and not as counsel to the Subscriber, and the relationship of the Corporation’s counsel with the Subscriber is limited solely to responding to any questions which the Subscriber may have regarding the terms of the documents to be delivered in connection with the Offering.

(i)

The Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Offered Shares. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, Canadian, state, local or foreign tax law of the Subscriber’s acquisition or disposition of such securities.

(j)	The Subscriber acknowledges that the Corporation may pay to financial advisors a cash fee and may reimburse such advisors for certain expenses incurred by them.
5.3	Consent to Collection, Use and Disclosure of Personal Information

The Subscriber acknowledges that this Subscription Agreement requires the Subscriber to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing the Offering, which includes, without limitation, determining the Subscriber’s eligibility to purchase the Offered Shares under applicable Securities Laws, preparing and registering certificates representing the Offered Shares to be issued hereunder and completing filings required by any stock exchange or securities regulatory authority. The Subscriber’s personal information may be disclosed by the Corporation to: (a) stock exchanges or securities regulatory authorities; (b) the Corporation’s registrar and transfer agent; (c) any government agency, board or other entity; (d) authorities pursuant to the PCMLA; and (e) any of the other parties involved in the Offering, including, if required, the Corporation’s legal counsel, and may be included in the Corporation’s record books in connection with the Offering. By executing this Subscription Agreement, the Subscriber is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber’s personal information. The Subscriber also consents to the filing of copies or originals of any of the documents described in Section 5.1(e) of this Subscription Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.

5.4	Reliance on Representations, Warranties, Covenants and Acknowledgements

The Subscriber acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Subscriber in this Subscription Agreement are made with the intention that they may be relied upon by the Corporation in determining, without limitation, the Subscriber’s eligibility to purchase the Offered Shares under the applicable Securities Laws. The Subscriber further agrees that by accepting the Offered Shares, the Subscriber shall be representing and warranting that such representations, warranties, acknowledgements and covenants are true as at the relevant Closing Time with the same force and effect as if they had been made by the Subscriber at such Closing Time.

ARTICLE 6

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Survival of Representations, Warranties and Covenants of the Subscriber

The representations, warranties and covenants of the Subscriber contained in this Subscription Agreement shall survive Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Corporation with respect thereto and notwithstanding any subsequent disposition by the Subscriber of any of the Offered Shares, and shall continue in full force and effect for the benefit of the Corporation for a period of two years from the relevant Closing Date.

ARTICLE 7

MISCELLANEOUS

7.1	Further Assurances

Each of the parties hereto upon the request of the other party hereto, whether before or after the relevant Closing Time, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

7.2	Notices
(a)

Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted by facsimile tested prior to transmission to such party, as follows:

(i)	in the case of the Corporation, to:

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

P.O. Box 419

Toronto, Ontario, M5X 1E3, Canada

Attention: Donat K. Madilo

Fax: (416) 366-7722

with a copy to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Attention: Janet Wong

Fax: (416) 360-8277

(ii)	in the case of the Subscriber, at the address specified on the face page hereof.
(b)

Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day and if transmitted by fax, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the end of normal business hours then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following the day of such transmission.

(c)	Any party hereto may change its address for service from time to time by notice given to the other party hereto in accordance with the foregoing provisions.
7.3	Time of the Essence

Time shall be of the essence of this Subscription Agreement and every part hereof.

7.4	Costs and Expenses

All costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Subscription Agreement and the transactions herein contemplated shall be paid and borne by the party incurring such costs and expenses.

7.5	Applicable Law

This Subscription Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario and the laws of Canada applicable therein. Any and all disputes arising under this Subscription Agreement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province.

7.6	Entire Agreement

This Subscription Agreement, including the Schedule hereto, constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than those expressly set forth in this Subscription Agreement or in any such agreement, certificate, affidavit, statutory declaration or other document as set out in this Subscription Agreement. This Subscription Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

7.7	Counterparts

This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Subscription Agreement. Counterparts may be delivered either in original or faxed form and the parties adopt any signature received by a receiving fax machine as original signatures of the parties.

7.8	Assignment

This Subscription Agreement may not be assigned by either party except with the prior written consent of the other party hereto.

7.9	Enurement

This Subscription Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors (including any successor by reason of the amalgamation or merger of any party), administrators and permitted assigns.

7.10	Valuable Consideration

The Subscriber agrees that this subscription is made for valuable consideration and, subject to applicable Securities Laws, may not be withdrawn, cancelled, terminated or revoked by the Subscriber.

7.11	Severability

The invalidity, illegality or unenforceability of any provision of this Subscription Agreement shall not affect the validity, legality or enforceability of any other provision hereof.

SCHEDULE “A”

PAYMENT INSTRUCTIONS

[wire transfer details]

A-1

EXHIBIT 99.5

BANRO CORPORATION

SUBSCRIPTION AGREEMENT FOR COMMON SHARES

FOR UNITED STATES PURCHASERS ONLY

TO:	BANRO CORPORATION (the “Corporation”)

Subject to applicable Securities Laws, the undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Corporation that number of common shares in the capital of the Corporation (each, an “Offered Share” and collectively, the “Offered Shares”) set forth below at a price of US$1.40 per Offered Share. The Subscriber agrees to be bound by the terms and conditions set forth in the attached “Terms and Conditions of Subscription for Offered Shares”. The Subscriber further agrees, without limitation, that the Corporation may rely upon the Subscriber’s representations, warranties and covenants contained in such documents.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below

Number of Offered Shares: x US$1.40
____________________________________________________________________ (Name of Subscriber)
=
Account Reference (if applicable):
By: _______________________________________________________________	Aggregate Subscription Price: (the “Subscription Amount”)
Authorized Signature

____________________________________________________________________

(Official Capacity or Title – if the Subscriber is not an individual)

____________________________________________________________________

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

____________________________________________________________________

(Subscriber’s Residential Address, including Municipality and State)

____________________________________________________________________

(Telephone Number)                                                    (E-mail Address)

Register the Offered Shares as set forth below:

____________________________________________________________________

(Name)

____________________________________________________________________

(Account Reference, if applicable)

____________________________________________________________________

(Address, including Zip Code)

Deliver the Offered Shares as set forth below:

____________________________________________________________________

(Name)

____________________________________________________________________

(Account Reference, if applicable)

____________________________________________________________________

(Address)

____________________________________________________________________

(Contact Name)                                                             (Telephone Number)

Number and kind of securities of the Corporation held, directly or indirectly, or over which control or direction is exercised, if any:

____________________________________________________________________

State whether the Subscriber is an Insider (as defined herein) of the Corporation: Yes ☐ No ☐

Please return your completed Subscription Agreement by facsimile to the Corporation, c/o Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, P.O. Box 128, Toronto, Ontario, M5K 1H1, Canada, Fax: 416-360-8277, Attn. Janet Wong.

ACCEPTANCE: The Corporation hereby accepts the subscription for Offered Shares as set forth on the face page of this Subscription Agreement on the terms and conditions contained in this Subscription Agreement.

Dated:                                                , 2009.

BANRO CORPORATION Per:
Authorized Signing Officer

TERMS AND CONDITIONS OF SUBSCRIPTION FOR OFFERED SHARES

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Subscription Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

“Alternext” means the NYSE Alternext US LLC;

“Alternext Approval” means the approval of the Offering by the Alternext;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Canada are not open for business;

“Closing” has the meaning ascribed to such term in Section 4.1;

“Closing Date” has the meaning ascribed to such term in Section 4.1;

“Closing Time” has the meaning ascribed to such term in Section 4.1;

“Control Person” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Corporation” means Banro Corporation;

“Disclosed Principal” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Insider” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Offered Shares” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Offering” means the offering of up to 10,000,000 Offered Shares as more fully described herein;

“PCMLA” has the meaning ascribed to such term in Section 5.1(m);

“person” means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Securities Laws” means the securities laws, instruments, regulations, rules, rulings and orders in the United States, in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident, as applicable, the policy statements issued by the Securities Regulators, the rules of the TSX and the rules of the Alternext;

“Securities Regulators” means the securities regulatory authorities or securities commissions in the United States, in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident;

“Subscriber” means the subscriber for the Offered Shares as set out on the face page of this Subscription Agreement;

“Subscription Agreement” means this subscription agreement (including any schedules hereto) and any instrument amending this Subscription Agreement; “hereof”, “hereto”, “hereunder”, “herein” and similar expressions mean and refer to this Subscription Agreement and not to a particular Article or Section; and the expression “Article” or “Section” followed by a number means and refers to the specified Article or Section of this Subscription Agreement;

“Subscription Amount” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Subscription Price” means US$1.40, being the amount paid by the Subscriber as the subscription price for each Offered Share;

“TSX” means the Toronto Stock Exchange;

“TSX Approval” means the conditional approval of the Offering by the TSX;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“U.S. Securities Act” means the United StatesSecurities Act of 1933, as amended.

1.2	Gender and Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.3	Currency

In this Subscription Agreement, references to “US$” are to United States dollars.

1.4	Subdivisions, Headings and Table of Contents

The division of this Subscription Agreement into Articles, Sections and other subdivisions and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Subscription Agreement. The headings in this Subscription Agreement are not intended to be full or precise descriptions of the text to which they refer. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section, Subsection, paragraph, clause or Schedule are to the applicable article, section, subsection, paragraph, clause or schedule of this Subscription Agreement.

ARTICLE 2

SCHEDULE

2.1	Description of Schedule

The following is the Schedule attached to and incorporated in this Subscription Agreement by reference and deemed to be a part hereof:

Schedule	“A” -	Payment Instructions

ARTICLE 3

SUBSCRIPTION AND DESCRIPTION OF OFFERED SHARES

3.1	Subscription for the Offered Shares

Subject to applicable Securities Laws, the Subscriber hereby confirms, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, its irrevocable subscription for and offer to purchase the Offered Shares from the Corporation, on and subject to the terms and conditions set out in this Subscription Agreement, for the Subscription Amount which is payable as described in Article 4 hereto.

3.2	Acceptance and Rejection of Subscription by the Corporation

The Subscriber acknowledges and agrees, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, that the Corporation reserves the right, in its absolute discretion, to reject this subscription for Offered Shares, in whole or in part, at any time prior to the relevant Closing Time. If this subscription is rejected in whole, any cheques or other forms of payment delivered to the Corporation representing the Subscription Amount will be promptly returned to the Subscriber without interest or deduction. If this subscription is accepted only in part, a cheque representing any refund of the Subscription Amount for that portion of the subscription for the Offered Shares which is not accepted, will be promptly delivered to the Subscriber without interest or deduction.

ARTICLE 4

CLOSING

4.1	Closing

Delivery and sale of the Offered Shares and payment of the Subscription Amount will be completed at one or more closings (each, a “Closing”) at the offices of the Corporation’s counsel, Macleod Dixon LLP, at Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario, Canada at 8:30 am (Toronto time) or such other time as the Corporation may determine (each such time, a “Closing Time”) on such dates as the Corporation may determine (each such date, a “Closing Date”). The first Closing is scheduled to take place on or about February 19, 2009, with any subsequent Closings to take place no later than February 25, 2009 or such other date as permitted by the TSX and the Alternext.

If, prior to the relevant Closing Time, the terms and conditions contained in this Subscription Agreement (other than delivery by the Corporation to the Subscriber of a certificate representing the Offered Shares) have not been complied with, the Corporation and the Subscriber will have no further obligations under this Subscription Agreement and any payment advanced by the Subscriber for the Offered Shares shall be promptly returned to the Subscriber without interest or deduction.

4.2	Conditions of Closing

The outstanding common shares of the Corporation are listed on the TSX and the Alternext, in each case under the symbol “BAA”. The Offering is conditional upon, among other things, the Corporation obtaining TSX Approval and Alternext Approval prior to the initial Closing.

The Subscriber, on its own behalf and on behalf of any Disclosed Principal for whom the Subscriber is contracting, acknowledges and agrees that the obligations of the Corporation hereunder are conditional on the accuracy of the representations and warranties of the Subscriber (or Disclosed Principal) contained in this Subscription Agreement as of the date of this Subscription Agreement, and as of the relevant Closing Time as if made at and as of such Closing Time, and the fulfillment of the following additional conditions as soon as possible and in any event not later than the relevant Closing Time:

(a)	unless other arrangements acceptable to the Corporation have been made, payment of the Subscription Amount in accordance with the instructions as set out in Schedule “A”.
(b)	the Subscriber having properly completed, signed and delivered this Subscription Agreement on or before the relevant Closing Date to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Fax: 416-360-8277

Attn: Janet Wong

(c)	the Subscriber having properly completed, signed and delivered to the Corporation such other documents as may be required pursuant to the terms of this Subscription Agreement;
(d)	the Corporation accepting the Subscriber’s subscription, in whole or in part; and
(e)	all documentation relating to the offer, sale and issuance of the Offered Shares being in form and substance satisfactory to the Corporation.

The Corporation acknowledges and agrees that the obligations of the Subscriber, on its own behalf and on behalf of any Disclosed Principal for whom the Subscriber is contracting hereunder, are conditional on the total number of Offered Shares issued pursuant to the Offering (including the Offered Shares subscribed for hereunder) being no less than 10,000,000 Offered Shares (the “Subscriber’s Condition”). At the relevant Closing Time, the Corporation shall deliver to the Subscriber the following: (i) evidence of TSX Approval and Alternext Approval; and (ii) an officer’s certificate reasonably satisfactory to the Subscriber confirming that the Corporation has received the subscription proceeds for 8,112,000 Offered Shares and such shares are duly issued and fully paid.

4.3	Authorization of Macleod Dixon LLP

The Subscriber hereby irrevocably authorizes Macleod Dixon LLP to release the funds representing the Subscription Amount (as defined on the face page of this Subscription Agreement) to the Corporation at the applicable Closing Time.

ARTICLE 5

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SUBSCRIBER

5.1	Representations, Warranties and Covenants of the Subscriber

The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, hereby represents and warrants to, and covenants with, the Corporation (and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein) that both at the date hereof and as at the relevant Closing Time:

(a)

Unless it is purchasing under Section 5.1(b) hereof, it is purchasing the Offered Shares as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Offered Shares and it is resident in or otherwise subject to applicable Securities Laws of the jurisdiction set out as the “Subscriber’s Residential Address” on the face page hereof.

(b)

If it is not purchasing as a principal, (i) it is acting as agent for one or more Disclosed Principals and each such Disclosed Principal is purchasing as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all of any of the Offered Shares, (ii) it is duly authorized to enter into this Subscription Agreement and to execute and deliver all documentation in connection with the purchase of the Offered Shares on behalf of each such Disclosed Principal, (iii) it acknowledges that the Corporation is required by law to disclose to certain regulatory authorities the identity of each such Disclosed Principal and (iv) each such Disclosed Principal is resident in the jurisdiction set out as the “Residential Address of Disclosed Principal” on the face page hereof.

(c)

If the Subscriber is not subscribing as principal, it has disclosed the name of the Disclosed Principal on the face page of this Subscription Agreement and acknowledges that the Corporation may be required by law to disclose to certain regulatory authorities the identity of each Disclosed Principal for whom the Subscriber is acting.

(d)

It is aware that (i) the enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that a majority of the Corporation’s officers and directors are not citizens or residents of the United States and that most or substantially all of the Corporation’s assets and the said persons are located outside of the United States, and (ii) there are questions as to whether investors will be able to effect service of process within the United States upon such persons, whether investors will be able to enforce, in United States courts, judgements against such persons obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws, whether appropriate foreign courts would enforce judgements of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the United States federal securities laws, and whether the appropriate foreign courts would enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws.

(e)

The execution and delivery of this Subscription Agreement, the performance and compliance with the terms hereof, the subscription for the Offered Shares and the completion of the transactions described herein by the Subscriber will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the Subscriber, the Securities Laws or any other laws applicable to the Subscriber, any agreement to which the Subscriber is a party, or any judgment, decree, order, statute, rule or regulation applicable to the Subscriber.

(f)	If the Subscriber is:
(i)

a corporation, the Subscriber is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this Subscription Agreement, to subscribe for the Offered Shares as contemplated herein and to carry out and perform its obligations under the terms of this Subscription Agreement;

(ii)

a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof; or

(iii)	an individual, the Subscriber is of the full age of majority and is legally competent to execute this Subscription Agreement and to observe and perform his or her covenants and obligations hereunder.
(g)

There is no person acting or purporting to act in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee. If any person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Offered Shares, the Subscriber covenants to indemnify and hold harmless the Corporation with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(h)	The Subscriber is not, with respect to the Corporation or any of its affiliates, a Control Person.
(i)

If required by applicable Securities Laws or the Corporation, the Subscriber, on its own behalf and on behalf of any Disclosed Principal for whom the Subscriber is contracting, will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issue of the Offered Shares as may be required by applicable Securities Laws.

(j)	The Subscriber’s decision to subscribe for the Offered Shares was based solely upon information in this Subscription Agreement and information about the Corporation which is publicly available.
(k)	No person has made any written or oral representations:
(i)	that any person will resell or repurchase the Offered Shares;
(ii)	that any person will refund the Subscription Amount; or

(iii)	as to the future price or value of the Offered Shares.
(l)

There are risks associated with the purchase of and investment in the Offered Shares and the Subscriber is knowledgeable and/or experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Offered Shares, and is capable of bearing the economic risk of the investment.

(m)

The funds representing the Subscription Amount which will be advanced by the Subscriber hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLA and to the best of the Subscriber’s knowledge (i) none of the subscription funds to be provided by the Subscriber (A) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States, or any other jurisdiction, or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (ii) it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith.

(n)

The Subscriber acknowledges that (i) the Corporation may require and complete additional financings in the future in order to develop the Corporation’s business and to fund its ongoing development, (ii) there is no assurance that such financings will be available and, if available, on reasonable terms, (iii) any such future financings may have a dilutive effect on current securityholders, including the Subscriber, and (iv) if such future financings are not available, the Corporation may be unable to fund its ongoing development and the lack of capital resources may result in the failure of its business.

5.2	Acknowledgments and Covenants of the Subscriber

The Subscriber, on its own behalf and, if applicable, on behalf of the Disclosed Principal for whom it is contracting hereunder, acknowledges, covenants and agrees as follows:

(a)	The Subscriber acknowledges that the Corporation may terminate the acceptance of subscriptions at any time.
(b)

The Subscriber acknowledges that: (i) the Corporation is offering pursuant to the Offering up to 10,000,000 Offered Shares for aggregate gross proceeds of up to US$14,000,000; (ii) the Corporation has filed with applicable Canadian and United States securities regulatory authorities a prospectus supplement to the Corporation’s short form base shelf prospectus dated September 11, 2008, to qualify the distribution of the Offered Shares in all of the provinces of Canada (other than Quebec) and in the United States; (iii) Offered Shares will also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions; (iv) the Offering is non-brokered; Offered Shares will be issued directly by the Corporation to investors under subscription agreements; (v) no underwriter has been involved in the preparation of, or has performed any review of, the said short form base shelf prospectus and no underwriter will be involved in the preparation of, or perform any review of, the said prospectus supplement; (vi) a copy of the said prospectus supplement and the said short form base shelf prospectus has been delivered to and received by the Subscriber; and (vi) the Corporation intends to use the proceeds of the Offering to further advance the Corporation’s projects in the Democratic Republic of the Congo and for general corporate purposes.

(c)	No securities commission, agency, governmental authority, regulatory body, stock exchange or other regulatory body has reviewed or passed on the merits of the Offered Shares.
(d)

The Subscriber agrees to indemnify the Corporation, and its directors, officers, employees, agents and representatives against all losses, claims, costs, expenses, damages or liabilities which any of them may suffer or incur as a result of or arising from reliance upon the representations, warranties and covenants of the Subscriber contained herein. The Subscriber undertakes to immediately notify the Corporation of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the relevant Closing Time.

(e)

The Subscriber, and each Disclosed Principal for whom it is contracting hereunder, is responsible for obtaining such legal and tax advice as it considers appropriate in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated under this Subscription Agreement. The Subscriber and each Disclosed Principal is not relying on the Corporation in this regard.

(f)	There are risks associated with the purchase, holding and sale of the Offered Shares.
(g)

By providing personal information to the Corporation, the Subscriber and each Disclosed Principal is consenting to the Corporation’s collection, use and disclosure of that information for the purposes of the subscription of Offered Shares and the Offering in general, for corporate governance purposes and to contact the Subscriber or the Disclosed Principal as an investor. The Subscriber, and each Disclosed Principal for whom it is contracting hereunder, acknowledges that, from time to time, the Corporation may be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Corporation, the Subscriber, and each Disclosed Principal for whom it is contracting hereunder, hereby expressly consents to such disclosure.

(h)

The Subscriber acknowledges that the Corporation’s counsel is acting as counsel to the Corporation and not as counsel to the Subscriber, and the relationship of the Corporation’s counsel with the Subscriber is limited solely to responding to any questions which the Subscriber may have regarding the terms of the documents to be delivered in connection with the Offering.

(i)

The Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Offered Shares. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, Canadian, state, local or foreign tax law of the Subscriber’s acquisition or disposition of such securities.

(j)	The Subscriber acknowledges that the Corporation may pay to financial advisors a cash fee and may reimburse such advisors for certain expenses incurred by them.
5.3	Consent to Collection, Use and Disclosure of Personal Information

The Subscriber acknowledges that this Subscription Agreement requires the Subscriber to provide certain personal information to the Corporation. Such information is being collected by the

Corporation for the purposes of completing the Offering, which includes, without limitation, determining the Subscriber’s eligibility (or, if applicable, the eligibility of the Disclosed Principal) to purchase the Offered Shares under applicable Securities Laws, preparing and registering certificates representing the Offered Shares to be issued hereunder and completing filings required by any stock exchange or securities regulatory authority. The Subscriber’s personal information (and, if applicable, the Disclosed Principal’s personal information) may be disclosed by the Corporation to: (a) stock exchanges or securities regulatory authorities; (b) the Corporation’s registrar and transfer agent; (c) any government agency, board or other entity; (d) authorities pursuant to the PCMLA; and (e) any of the other parties involved in the Offering, including the Corporation’s legal counsel, and may be included in the Corporation’s record books in connection with the Offering. By executing this Subscription Agreement, the Subscriber (and, if applicable, the Disclosed Principal) is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber’s personal information (and, if applicable, the Disclosed Principal’s personal information). The Subscriber (and, if applicable, the Disclosed Principal) also consents to the filing of copies or originals of any of the documents described in Section 5.1(i) of this Subscription Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.

5.4	Reliance on Representations, Warranties, Covenants and Acknowledgements

The Subscriber acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Subscriber in this Subscription Agreement are made with the intention that they may be relied upon by the Corporation in determining, without limitation, the Subscriber’s eligibility (and, if applicable, the eligibility of others for whom the Subscriber is contracting hereunder) to purchase the Offered Shares under the applicable Securities Laws. The Subscriber further agrees that by accepting the Offered Shares, the Subscriber shall be representing and warranting that such representations, warranties, acknowledgements and covenants are true as at the relevant Closing Time with the same force and effect as if they had been made by the Subscriber at such Closing Time.

ARTICLE 6

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Survival of Representations, Warranties and Covenants of the Subscriber

The representations, warranties and covenants of the Subscriber contained in this Subscription Agreement shall survive Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Corporation with respect thereto and notwithstanding any subsequent disposition by the Subscriber of any of the Offered Shares, and shall continue in full force and effect for the benefit of the Corporation for a period of two years from the relevant Closing Date.

ARTICLE 7

MISCELLANEOUS

7.1	Further Assurances

Each of the parties hereto upon the request of the other party hereto, whether before or after the relevant Closing Time, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

7.2	Notices
(a)

Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted by facsimile tested prior to transmission to such party, as follows:

(i)	in the case of the Corporation, to:

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

P.O. Box 419

Toronto, Ontario, M5X 1E3, Canada

Attention: Donat K. Madilo

Fax: (416) 366-7722

with a copy to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Attention: Janet Wong

Fax: (416) 360-8277

(ii)	in the case of the Subscriber, at the address specified on the face page hereof.
(b)

Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day and if transmitted by fax, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the end of normal business hours then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following the day of such transmission.

(c)	Any party hereto may change its address for service from time to time by notice given to the other party hereto in accordance with the foregoing provisions.
7.3	Time of the Essence

Time shall be of the essence of this Subscription Agreement and every part hereof.

7.4	Costs and Expenses

All costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Subscription Agreement and the transactions herein contemplated shall be paid and borne by the party incurring such costs and expenses.

7.5	Applicable Law

This Subscription Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario and the laws of Canada applicable therein. Any and all disputes arising under this Subscription Agreement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province.

7.6	Entire Agreement

This Subscription Agreement, including the Schedule hereto, constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than those expressly set forth in this Subscription Agreement or in any such agreement, certificate, affidavit, statutory declaration or other document as set out in this Subscription Agreement. This Subscription Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

7.7	Counterparts

This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Subscription Agreement. Counterparts may be delivered either in original or faxed form and the parties adopt any signature received by a receiving fax machine as original signatures of the parties.

7.8	Assignment

This Subscription Agreement may not be assigned by either party except with the prior written consent of the other party hereto.

7.9	Enurement

This Subscription Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors (including any successor by reason of the amalgamation or merger of any party), administrators and permitted assigns.

7.10	Valuable Consideration

The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, agrees that this subscription is made for valuable consideration and, subject to applicable Securities Laws, may not be withdrawn, cancelled, terminated or revoked by the Subscriber.

7.11	Severability

The invalidity, illegality or unenforceability of any provision of this Subscription Agreement shall not affect the validity, legality or enforceability of any other provision hereof.

7.12	Beneficial Subscribers

Whether or not explicitly stated in this Subscription Agreement, any acknowledgement, representation, warranty, covenant or agreement made by the Subscriber in this Subscription Agreement will be treated as if made by the Disclosed Principal, if any.

SCHEDULE “A”

PAYMENT INSTRUCTIONS

[wire transfer details]

A-1

EXHIBIT 99.6

BANRO CORPORATION

SUBSCRIPTION AGREEMENT FOR COMMON SHARES

FOR CANADIAN AND NON-U.S. PURCHASERS ONLY

TO:	BANRO CORPORATION (the “Corporation”)

Subject to applicable Securities Laws, the undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Corporation that number of common shares in the capital of the Corporation (each, an “Offered Share” and collectively, the “Offered Shares”) set forth below at a price of US$1.40 per Offered Share. The Subscriber agrees to be bound by the terms and conditions set forth in the attached “Terms and Conditions of Subscription for Offered Shares” including without limitation the representations, warranties and covenants set forth in the applicable schedules attached thereto. The Subscriber further agrees, without limitation, that the Corporation may rely upon the Subscriber’s representations, warranties and covenants contained in such documents.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below

Number of Offered Shares: x US$1.40
____________________________________________________________________ (Name of Subscriber)
=
Account Reference (if applicable):
By: _______________________________________________________________	Aggregate Subscription Price: (the “Subscription Amount”)
Authorized Signature

____________________________________________________________________

(Official Capacity or Title – if the Subscriber is not an individual)

____________________________________________________________________

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

____________________________________________________________________

(Subscriber’s Residential Address, including Municipality and State)

____________________________________________________________________

(Telephone Number)                                                    (E-mail Address)

Register the Offered Shares as set forth below:

____________________________________________________________________

(Name)

____________________________________________________________________

(Account Reference, if applicable)

____________________________________________________________________

(Address, including Zip Code)

Deliver the Offered Shares as set forth below:

____________________________________________________________________

(Name)

____________________________________________________________________

(Account Reference, if applicable)

____________________________________________________________________

(Address)

____________________________________________________________________

(Contact Name)                                                             (Telephone Number)

Number and kind of securities of the Corporation held, directly or indirectly, or over which control or direction is exercised, if any:

____________________________________________________________________

State whether the Subscriber is an Insider (as defined herein) of the Corporation: Yes ☐ No ☐

Please return your completed Subscription Agreement by facsimile to the Corporation, c/o Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, P.O. Box 128, Toronto, Ontario, M5K 1H1, Canada, Fax: 416-360-8277, Attn. Janet Wong.

ACCEPTANCE: The Corporation hereby accepts the subscription for Offered Shares as set forth on the face page of this Subscription Agreement on the terms and conditions contained in this Subscription Agreement (including all applicable Schedules).

Dated:                                                , 2009.

BANRO CORPORATION Per:
Authorized Signing Officer

TERMS AND CONDITIONS OF SUBSCRIPTION FOR OFFERED SHARES

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Subscription Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

“Alternext” means the NYSE Alternext US LLC;

“Alternext Approval” means the approval of the Offering by the Alternext;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Canada are not open for business;

“Closing” has the meaning ascribed to such term in Section 4.1;

“Closing Date” has the meaning ascribed to such term in Section 4.1;

“Closing Time” has the meaning ascribed to such term in Section 4.1;

“Control Person” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Corporation” means Banro Corporation;

“Disclosed Principal” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Insider” has the meaning ascribed to such term in subsection 1(1) of the Securities Act (Ontario);

“Offered Shares” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Offering” means the offering of up to 10,000,000 Offered Shares as more fully described herein;

“PCMLA” has the meaning ascribed to such term in Section 5.1(r);

“person” means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Securities Laws” means the securities laws, instruments, regulations, rules, rulings and orders in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident, as applicable, the policy statements issued by the Securities Regulators, the rules of the TSX and the rules of the Alternext;

“Securities Regulators” means the securities regulatory authorities or securities commissions in all of the provinces of Canada and in any other jurisdiction in which the Subscriber is resident;

“Subscriber” means the subscriber for the Offered Shares as set out on the face page of this Subscription Agreement;

“Subscription Agreement” means this subscription agreement (including any schedules hereto) and any instrument amending this Subscription Agreement; “hereof”, “hereto”, “hereunder”, “herein” and similar expressions mean and refer to this Subscription Agreement and not to a particular Article or Section; and the expression “Article” or “Section” followed by a number means and refers to the specified Article or Section of this Subscription Agreement;

“Subscription Amount” has the meaning ascribed to such term on the face page of this Subscription Agreement;

“Subscription Price” means US$1.40, being the amount paid by the Subscriber as the subscription price for each Offered Share;

“TSX” means the Toronto Stock Exchange;

“TSX Approval” means the conditional approval of the Offering by the TSX;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“U.S. Securities Act” means the United StatesSecurities Act of 1933, as amended.

1.2	Gender and Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.3	Currency

In this Subscription Agreement (including the Schedules hereto), references to “CDN$” are to Canadian dollars, references to “US$” are to United States dollars and references to “£” are to United Kingdom pounds.

1.4	Subdivisions, Headings and Table of Contents

The division of this Subscription Agreement into Articles, Sections, Schedules and other subdivisions and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Subscription Agreement. The headings in this Subscription Agreement are not intended to be full or precise descriptions of the text to which they refer. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section, Subsection, paragraph, clause or Schedule are to the applicable article, section, subsection, paragraph, clause or schedule of this Subscription Agreement.

ARTICLE 2

SCHEDULES

2.1	Description of Schedules

The following are the Schedules attached to and incorporated in this Subscription Agreement by reference and deemed to be a part hereof:

Schedule	“A” -	Representation Letter (for residents of Canada only)

Schedule	“B” - Additional Representations, Warranties and Covenants for Subscribers Not Resident in Canada (other than Subscribers resident in the United States)

Schedule	“C” -	Payment Instructions

ARTICLE 3

SUBSCRIPTION AND DESCRIPTION OF OFFERED SHARES

3.1	Subscription for the Offered Shares

Subject to applicable Securities Laws, the Subscriber hereby confirms, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, its irrevocable subscription for and offer to purchase the Offered Shares from the Corporation, on and subject to the terms and conditions set out in this Subscription Agreement, for the Subscription Amount which is payable as described in Article 4 hereto.

3.2	Acceptance and Rejection of Subscription by the Corporation

The Subscriber acknowledges and agrees, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, that the Corporation reserves the right, in its absolute discretion, to reject this subscription for Offered Shares, in whole or in part, at any time prior to the relevant Closing Time. If this subscription is rejected in whole, any cheques or other forms of payment delivered to the Corporation representing the Subscription Amount will be promptly returned to the Subscriber without interest or deduction. If this subscription is accepted only in part, a cheque representing any refund of the Subscription Amount for that portion of the subscription for the Offered Shares which is not accepted, will be promptly delivered to the Subscriber without interest or deduction.

ARTICLE 4

CLOSING

4.1	Closing

Delivery and sale of the Offered Shares and payment of the Subscription Amount will be completed at one or more closings (each, a “Closing”) at the offices of the Corporation’s counsel, Macleod Dixon LLP, at Toronto-Dominion Centre, Canadian Pacific Tower, 100 Wellington Street West, Suite 500, Toronto, Ontario, Canada at 8:30 am (Toronto time) or such other time as the Corporation may determine (each such time, a “Closing Time”) on such dates as the Corporation may determine (each such date, a “Closing Date”). The first Closing is scheduled to take place on or about February 19, 2009, with any subsequent Closings to take place no later than February 25, 2009 or such other date as permitted by the TSX and the Alternext.

If, prior to the relevant Closing Time, the terms and conditions contained in this Subscription Agreement (other than delivery by the Corporation to the Subscriber of a certificate representing the Offered Shares) have not been complied with, the Corporation and the Subscriber will have no further obligations under this Subscription Agreement and any payment advanced by the Subscriber for the Offered Shares shall be promptly returned to the Subscriber without interest or deduction.

4.2	Conditions of Closing

The outstanding common shares of the Corporation are listed on the TSX and the Alternext, in each case under the symbol “BAA”. The Offering is conditional upon, among other things, the Corporation obtaining TSX Approval and Alternext Approval prior to the initial Closing.

The Subscriber, on its own behalf and on behalf of any Disclosed Principal for whom the Subscriber is contracting, acknowledges and agrees that the obligations of the Corporation hereunder are conditional on the accuracy of the representations and warranties of the Subscriber (or Disclosed Principal) contained in this Subscription Agreement as of the date of this Subscription Agreement, and as of the relevant Closing Time as if made at and as of such Closing Time, and the fulfillment of the following additional conditions as soon as possible and in any event not later than the relevant Closing Time:

(a)	unless other arrangements acceptable to the Corporation have been made, payment of the Subscription Amount in accordance with the instructions as set out in Schedule “C”.
(b)	the Subscriber having properly completed, signed and delivered this Subscription Agreement on or before the relevant Closing Date to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Fax: 416-360-8277

Attn: Janet Wong

(c)	the Subscriber having properly completed, signed and delivered ONE OF:
(i)	the certificate set forth in Schedule “A” evidencing the Subscriber’s status as an accredited investor (for residents of Canada only);
(ii)

if Schedule “A” is not applicable, the certificate set forth in Schedule “B” which includes additional representations, warranties and covenants for Subscribers not resident in Canada (other than Subscribers resident in the United States);

(d)	the Subscriber having properly completed, signed and delivered to the Corporation such other documents as may be required pursuant to the terms of this Subscription Agreement;
(e)	the Corporation accepting the Subscriber’s subscription, in whole or in part;

(f)

as applicable, the offer, sale and issuance of the Offered Shares to Subscribers not resident in Canada being exempt from the prospectus and registration requirements of applicable Securities Laws and the offer, sale and issuance of the Offered Shares to Subscribers resident in Canada being exempt from the registration requirements of applicable Securities Laws; and

(g)	all documentation relating to the offer, sale and issuance of the Offered Shares being in form and substance satisfactory to the Corporation.

The Corporation acknowledges and agrees that the obligations of the Subscriber, on its own behalf and on behalf of any Disclosed Principal for whom the Subscriber is contracting hereunder, are conditional on the total number of Offered Shares issued pursuant to the Offering (including the Offered Shares subscribed for hereunder) being no less than 10,000,000 Offered Shares (the “Subscriber’s Condition”). At the relevant Closing Time, the Corporation shall deliver to the Subscriber the following: (i) evidence of TSX Approval and Alternext Approval; and (ii) an officer’s certificate reasonably satisfactory to the Subscriber confirming that the Corporation has received the subscription proceeds for 8,112,000 Offered Shares and such shares are duly issued and fully paid.

4.3	Authorization of Macleod Dixon LLP

The Subscriber hereby irrevocably authorizes Macleod Dixon LLP to release the funds representing the Subscription Amount (as defined on the face page of this Subscription Agreement) to the Corporation at the applicable Closing Time.

ARTICLE 5

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SUBSCRIBER

5.1	Representations, Warranties and Covenants of the Subscriber

The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, hereby represents and warrants to, and covenants with, the Corporation (and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein) that both at the date hereof and as at the relevant Closing Time:

(a)

Unless it is purchasing under Section 5.1(b) hereof, it is purchasing the Offered Shares as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Offered Shares, it is resident in or otherwise subject to applicable Securities Laws of the jurisdiction set out as the “Subscriber’s Residential Address” on the face page hereof and it fully complies with one of the criteria set forth below:

(i)

it is resident in a province of Canada (other than Quebec) and it is an “accredited investor”, as such term is defined in National Instrument 45-106 entitled “Prospectus and Registration Exemptions” (“NI 45-106”) promulgated under applicable securities legislation in such jurisdictions, it was not created and is not being used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106 and it has concurrently executed and delivered a Representation Letter in the form attached to this Subscription Agreement as Schedule “A” and specifically represents and warrants that one or more of the categories set forth in Appendix “A” attached to such Representation Letter correctly, and in all respects, describes the Subscriber, and will describe the Subscriber as at the relevant Closing Date, and the Subscriber has so indicated by initialling the category in such Appendix “A” which so describes it; or

(ii)

it is a resident of, or otherwise subject to, the securities legislation of a jurisdiction other than Canada or the United States and it has concurrently executed and delivered the certificate attached as Schedule “B” to this Subscription Agreement.

(b)

If it is not purchasing as a principal, it is duly authorized to enter into this Subscription Agreement and to execute and deliver all documentation in connection with the purchase of the Offered Shares on behalf of each beneficial purchaser, it acknowledges that the Corporation is required by law to disclose to certain regulatory authorities the identity of any Disclosed Principal for whom it may be acting, and any Disclosed Principal is resident in the jurisdiction set out as the “Residential Address of Disclosed Principal” on the face page hereof and:

(i)

it is acting as agent for one or more Disclosed Principals, each such Disclosed Principal is purchasing as principal for its own account, not for the benefit of any other person, for investment only, and not with a view to the resale or distribution of all of any of the Offered Shares, and each such Disclosed Principal complies with subparagraph (i) of paragraph 5.1(a) hereof and the Subscriber has completed Schedule “A” attached hereto on behalf of such Disclosed Principal; or

(ii)

it is deemed to be purchasing as principal pursuant to NI 45-106 by virtue of being an “accredited investor” as such term is defined in paragraphs (p) or (q) of the definition of “accredited investor” in NI 45-106 and reproduced in Appendix “A” to Schedule “A” of this Subscription Agreement (provided, however, that it is not a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction in Canada) and has concurrently executed and delivered a Representation Letter in the form attached hereto as Schedule “A” and has initialed or otherwise indicated in Appendix “A” thereto indicating that the Subscriber satisfies one of the categories of “accredited investor” set out in paragraphs (p) or (q) of Appendix “A” thereto.

(c)

The Subscriber has properly completed, executed and delivered within applicable time periods to the Corporation one of the certificates (dated as of the date hereof) set forth in Schedule “A” or Schedule “B”, as applicable, and the information contained therein is true and correct.

(d)

The representations, warranties and covenants contained in Schedule “A” or Schedule “B”, as applicable, will be true and correct both as of the date of execution of this Subscription Agreement and as of the relevant Closing Time.

(e)

(A) Neither the Subscriber nor any Disclosed Principal is a person within the United States nor are they subscribing for the Offered Shares for the account of a person within the United States and the Subscriber confirms that the Offered Shares have not been offered to the Subscriber in the United States and that this Subscription Agreement has not been signed in the United States; or (B) the Subscriber is a professional fiduciary organized, incorporated, or (if an individual) resident in the United States that is purchasing the Offered Shares on behalf of a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person (within the meaning of Regulation S under the U.S. Securities Act).

(f)

If the Subscriber is not a person resident in Canada, the subscription for the Offered Shares by the Subscriber does not contravene any of the applicable securities legislation in the jurisdiction in which the Subscriber resides and does not give rise to any obligation of the Corporation to prepare and file a prospectus or similar document or to register the Offered Shares or to be registered with or to file any report or notice with any governmental or regulatory authority.

(g)

The execution and delivery of this Subscription Agreement, the performance and compliance with the terms hereof, the subscription for the Offered Shares and the completion of the transactions described herein by the Subscriber will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the Subscriber, the Securities Laws or any other laws applicable to the Subscriber, any agreement to which the Subscriber is a party, or any judgment, decree, order, statute, rule or regulation applicable to the Subscriber.

(h)

The Subscriber is subscribing for the Offered Shares as principal for its own account and not for the benefit of any other person (within the meaning of applicable Securities Laws) or if it is not subscribing as principal, it has disclosed the name of the Disclosed Principal on the face page of this Subscription Agreement and acknowledges that the Corporation may be required by law to disclose to certain regulatory authorities the identity of each Disclosed Principal for whom the Subscriber is acting.

(i)

In the case of a subscription for the Offered Shares by the Subscriber acting as principal, this Subscription Agreement, including Schedule “A” or Schedule “B”, as applicable, attached hereto, has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding agreement of, the Subscriber. This Subscription Agreement is enforceable in accordance with its terms against the Subscriber and any beneficial purchasers on whose behalf the Subscriber is acting.

(j)	If the Subscriber is:
(i)

a corporation, the Subscriber is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this Subscription Agreement, to subscribe for the Offered Shares as contemplated herein and to carry out and perform its obligations under the terms of this Subscription Agreement;

(ii)

a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof; or

(iii)	an individual, the Subscriber is of the full age of majority and is legally competent to execute this Subscription Agreement and to observe and perform his or her covenants and obligations hereunder.

(k)

There is no person acting or purporting to act in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee. If any person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Offered Shares, the Subscriber covenants to indemnify and hold harmless the Corporation with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(l)	The Subscriber is not, with respect to the Corporation or any of its affiliates, a Control Person.
(m)

If required by applicable Securities Laws or the Corporation, the Subscriber and each Disclosed Principal for whom it is contracting hereunder, will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issue of the Offered Shares as may be required by applicable Securities Laws.

(n)	The Subscriber’s decision to subscribe for the Offered Shares was based solely upon information in this Subscription Agreement and information about the Corporation which is publicly available.
(o)	No person has made any written or oral representations:
(i)	that any person will resell or repurchase the Offered Shares;
(ii)	that any person will refund the Subscription Amount; or
(iii)	as to the future price or value of the Offered Shares.
(p)

The subscription for the Offered Shares has not been made through, or as a result of, and the distribution of the Offered Shares is not being accompanied by any advertisement, including without limitation in printed public media, radio, television or telecommunications, including electronic display, or as part of a general solicitation.

(q)

There are risks associated with the purchase of and investment in the Offered Shares and the Subscriber, and each Disclosed Principal for whom it is contracting hereunder, is knowledgeable and/or experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Offered Shares, and is capable of bearing the economic risk of the investment.

(r)

The funds representing the Subscription Amount which will be advanced by the Subscriber hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLA and to the best of the Subscriber’s knowledge (i) none of the subscription funds to be provided by the Subscriber (A) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States, or any other jurisdiction, or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (ii) it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith.

(s)

The Subscriber acknowledges that (i) the Corporation may require and complete additional financings in the future in order to develop the Corporation’s business and to fund its ongoing development, (ii) there is no assurance that such financings will be available and, if available, on reasonable terms, (iii) any such future financings may have a dilutive effect on current securityholders, including the Subscriber, and (iv) if such future financings are not available, the Corporation may be unable to fund its ongoing development and the lack of capital resources may result in the failure of its business.

5.2	Acknowledgments and Covenants of the Subscriber

The Subscriber, on its own behalf and, if applicable, on behalf of the Disclosed Principal or others for whom it is contracting hereunder, acknowledges, covenants and agrees as follows:

(a)	The Subscriber acknowledges that the Corporation may terminate the acceptance of subscriptions at any time.
(b)

The Subscriber acknowledges that: (i) the Corporation is offering pursuant to the Offering up to 10,000,000 Offered Shares for aggregate gross proceeds of up to US$14,000,000; (ii) the Corporation has filed with applicable Canadian and United States securities regulatory authorities a prospectus supplement to the Corporation’s short form base shelf prospectus dated September 11, 2008, to qualify the distribution of the Offered Shares in all of the provinces of Canada (other than Quebec) and in the United States; (iii) Offered Shares will also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions; (iv) offers and sales in Canada of Offered Shares will be made by the Corporation only to “accredited investors”, as such term is defined in NI 45-106, in accordance with applicable exemptions from the registration requirements of securities laws of the provinces of Canada (other than Quebec); (v) the Offering is non-brokered; Offered Shares will be issued directly by the Corporation to investors under subscription agreements; (vi) no underwriter has been involved in the preparation of, or has performed any review of, the said short form base shelf prospectus and no underwriter will be involved in the preparation of, or perform any review of, the said prospectus supplement; (vii) a copy of the said prospectus supplement and the said short form base shelf prospectus has been delivered to and received by the Subscriber; and (viii) the Corporation intends to use the proceeds of the Offering to further advance the Corporation’s projects in the Democratic Republic of the Congo and for general corporate purposes.

(c)	No securities commission, agency, governmental authority, regulatory body, stock exchange or other regulatory body has reviewed or passed on the merits of the Offered Shares.
(d)

The Subscriber agrees to indemnify the Corporation, and its directors, officers, employees, agents and representatives against all losses, claims, costs, expenses, damages or liabilities which any of them may suffer or incur as a result of or arising from reliance upon the representations, warranties and covenants of the Subscriber contained herein and in Schedule “A” or Schedule “B”, as applicable, attached hereto. The Subscriber undertakes to immediately notify the Corporation of any change in any statement or other information relating to the Subscriber set forth in such applicable Schedules which takes place prior to the relevant Closing Time.

(e)	The Subscriber, and each Disclosed Principal for whom it is contracting hereunder, is responsible for obtaining such legal and tax advice as it considers appropriate in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated under this Subscription Agreement. The Subscriber and each Disclosed Principal is not relying on the Corporation in this regard.

(f)	There are risks associated with the purchase, holding and sale of the Offered Shares.
(g)

By providing personal information to the Corporation, the Subscriber and each Disclosed Principal for whom it is contracting hereunder, is consenting to the Corporation’s collection, use and disclosure of that information for the purposes of the subscription of Offered Shares and the Offering in general, for corporate governance purposes and to contact the Subscriber or the Disclosed Principal as an investor. The Subscriber, and each Disclosed Principal for whom it is contracting hereunder, acknowledges that, from time to time, the Corporation may be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Corporation, the Subscriber and each Disclosed Principal for whom it is contracting hereunder, hereby expressly consents to such disclosure.

(h)	The Subscriber acknowledges that there is no government or other insurance covering the Offered Shares.
(i)

The Subscriber acknowledges that the Corporation’s counsel is acting as counsel to the Corporation and not as counsel to the Subscriber, and the relationship of the Corporation’s counsel with the Subscriber is limited solely to responding to any questions which the Subscriber may have regarding the terms of the documents to be delivered in connection with the Offering.

(j)

The Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Offered Shares. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under Canadian, state, local or foreign tax law of the Subscriber’s acquisition or disposition of such securities.

(k)	The Subscriber acknowledges that the Corporation may pay to financial advisors a cash fee and may reimburse such advisors for certain expenses incurred by them.
5.3	Consent to Collection, Use and Disclosure of Personal Information

The Subscriber acknowledges that this Subscription Agreement and Schedule “A” and Schedule “B”, as applicable, attached hereto require the Subscriber to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing the Offering, which includes, without limitation, determining the Subscriber’s eligibility (or, if applicable, the eligibility of the Disclosed Principal) to purchase the Offered Shares under applicable Securities Laws, preparing and registering certificates representing the Offered Shares to be issued hereunder and completing filings required by any stock exchange or securities regulatory authority. The Subscriber’s personal information (and, if applicable, the Disclosed Principal’s personal information) may be disclosed by the Corporation to: (a) stock exchanges or securities regulatory authorities; (b) the Corporation’s registrar and transfer agent; (c) any government agency, board or other entity; (d) authorities pursuant to the PCMLA; and (e) any of the other parties involved in the Offering, including the Corporation’s legal counsel, and may be included in the Corporation’s record books in connection with the Offering. By executing this Subscription Agreement, the Subscriber (and, if applicable, the Disclosed Principal) is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber’s personal information (and, if applicable, the Disclosed Principal’s personal information). The Subscriber (and, if applicable, the Disclosed Principal) also consents to the filing of copies or originals of any of the documents described in Section 5.1(m) of this Subscription Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.

5.4	Reliance on Representations, Warranties, Covenants and Acknowledgements

The Subscriber acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Subscriber in this Subscription Agreement and the applicable Schedules attached hereto are made with the intention that they may be relied upon by the Corporation in determining, without limitation, the Subscriber’s eligibility (and, if applicable, the eligibility of others for whom the Subscriber is contracting hereunder) to purchase the Offered Shares under the applicable Securities Laws. The Subscriber further agrees that by accepting the Offered Shares, the Subscriber shall be representing and warranting that such representations, warranties, acknowledgements and covenants are true as at the relevant Closing Time with the same force and effect as if they had been made by the Subscriber at such Closing Time.

ARTICLE 6

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Survival of Representations, Warranties and Covenants of the Subscriber

The representations, warranties and covenants of the Subscriber contained in this Subscription Agreement shall survive Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Corporation with respect thereto and notwithstanding any subsequent disposition by the Subscriber of any of the Offered Shares, and shall continue in full force and effect for the benefit of the Corporation for a period of two years from the relevant Closing Date.

ARTICLE 7

MISCELLANEOUS

7.1	Further Assurances

Each of the parties hereto upon the request of the other party hereto, whether before or after the relevant Closing Time, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

7.2	Notices
(a)

Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted by facsimile tested prior to transmission to such party, as follows:

(i)	in the case of the Corporation, to:

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

P.O. Box 419

Toronto, Ontario, M5X 1E3, Canada

Attention: Donat K. Madilo

Fax: (416) 366-7722

with a copy to:

Macleod Dixon LLP

Toronto-Dominion Centre, Canadian Pacific Tower

100 Wellington Street West

Suite 500, P.O. Box 128

Toronto, Ontario, M5K 1H1, Canada

Attention: Janet Wong

Fax: (416) 360-8277

(ii)	in the case of the Subscriber, at the address specified on the face page hereof.
(b)

Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day and if transmitted by fax, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the end of normal business hours then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following the day of such transmission.

(c)	Any party hereto may change its address for service from time to time by notice given to the other party hereto in accordance with the foregoing provisions.
7.3	Time of the Essence

Time shall be of the essence of this Subscription Agreement and every part hereof.

7.4	Costs and Expenses

All costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Subscription Agreement and the transactions herein contemplated shall be paid and borne by the party incurring such costs and expenses.

7.5	Applicable Law

This Subscription Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario and the laws of Canada applicable therein. Any and all disputes arising under this Subscription Agreement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province.

7.6	Entire Agreement

This Subscription Agreement, including the applicable Schedules hereto, constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than those expressly set forth in this Subscription Agreement or in any such agreement, certificate, affidavit, statutory declaration or other document as set out in this Subscription Agreement. This Subscription Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

7.7	Counterparts

This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Subscription Agreement. Counterparts may be delivered either in original or faxed form and the parties adopt any signature received by a receiving fax machine as original signatures of the parties.

7.8	Assignment

This Subscription Agreement may not be assigned by either party except with the prior written consent of the other party hereto.

7.9	Enurement

This Subscription Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors (including any successor by reason of the amalgamation or merger of any party), administrators and permitted assigns.

7.10	Valuable Consideration

The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, agrees that this subscription is made for valuable consideration and, subject to applicable Securities Laws, may not be withdrawn, cancelled, terminated or revoked by the Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder.

7.11	Severability

The invalidity, illegality or unenforceability of any provision of this Subscription Agreement shall not affect the validity, legality or enforceability of any other provision hereof.

7.12	Beneficial Subscribers

Whether or not explicitly stated in this Subscription Agreement, any acknowledgement, representation, warranty, covenant or agreement made by the Subscriber in this Subscription Agreement, including the Schedules, will be treated as if made by the Disclosed Principal, if any.

SCHEDULE “A”

REPRESENTATION LETTER

(ONLY FOR ACCREDITED INVESTORS RESIDENT IN CANADA)

TO:	Banro Corporation (the “Corporation”)

Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Subscription Agreement to which this Schedule “A” is attached.

In connection with the agreement to purchase common shares of the Corporation (the “Offered Shares”) by the undersigned subscriber or, if applicable, the Disclosed Principal on whose behalf the undersigned is purchasing as agent (the “Subscriber” for the purposes of this Schedule “A”), the undersigned hereby represents, warrants, covenants and certifies to the Corporation that:

1.	the Subscriber is resident in a province of Canada (other than Quebec) or is otherwise subject to the applicable securities laws of one of such provinces;

2.

the Subscriber is purchasing the Offered Shares as principal (NOTE: For this purpose, a trust company or trust corporation described in paragraph (p) in Appendix “A” to this Representation Letter (other than a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction of Canada) and a person described in paragraph (q) in Appendix “A” to this Representation Letter is deemed to be purchasing as principal);

3.

the Subscriber is (and will be at the closing of the issue and sale of the Offered Shares) an “accredited investor” within the meaning of National Instrument 45-106 entitled “Prospectus and Registration Exemptions” by virtue of satisfying the indicated criterion as set out in Appendix “A” to this Representation Letter; and

4.

upon execution of this Schedule “A” by or on behalf of the Subscriber, this Schedule “A” shall be incorporated into and form a part of the Subscription Agreement to which this Schedule “A” is attached.

Dated: _________________________, 2009.

______________________________________

Print name of Subscriber, or person signing

as agent for the Disclosed Principal

By:	______________________________________

Signature

______________________________________

Print name of Signatory

(if different from Subscriber or agent)

______________________________________

Title

IMPORTANT: PLEASE INITIAL THE APPLICABLE PROVISION IN

APPENDIX “A” ON THE FOLLOWING PAGES

APPENDIX “A”

TO SCHEDULE “A”

PLEASE MARK YOUR INITIALS BESIDE THE CATEGORY OF “ACCREDITED INVESTOR” TO WHICH YOU BELONG.

Accredited Investor (defined in National Instrument 45-106 entitled “Prospectus and Registration Exemptions” (“NI 45-106”)) means:

(a)	a Canadian financial institution, or a Schedule III bank;
(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
(c)

a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d)

a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of theSecurities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);
(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;
(j)

an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CDN$1,000,000;

(k)

an individual whose net income before taxes exceeded CDN$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CDN$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(Note: If an individual accredited investor wishes to purchase through a wholly-owned holding company or similar entity, such purchasing entity must qualify under a paragraph designed for non-individual investors, such as paragraph (m) or (t) below, which paragraph must be initialled)

(l)	an individual who, either alone or with a spouse, has net assets of at least CDN$5,000,000;

(m)	a person, other than an individual or investment fund, that has net assets of at least CDN$5,000,000 as shown on its most recently prepared financial statements;

(Note: To qualify under this paragraph (m), such person cannot have been created or used solely to purchase or hold securities as an accredited investor)

(n)	an investment fund that distributes or has distributed its securities only to
(A)	a person that is or was an accredited investor at the time of the distribution,
(B)	a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment], and 2.19[Additional investment in investment funds] of NI 45-106, or
(C)	a person described in paragraph (A) or (B) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106;
(o)

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q)	a person acting on behalf of a fully managed account managed by that person, if that person
(A)	is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

(B)       in Ontario, is purchasing a security that is not a security of an investment fund;

(r)

a registered charity under theIncome Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; or
(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as
(A)	an accredited investor, or
(B)	an exempt purchaser in Alberta or British Columbia after NI 45-106 came into force.
NOTE:	The investor must initial beside the applicable portion of the above definition.

For the purposes hereof:

an issuer is an “affiliate” of another issuer if

(a)	one of them is the subsidiary of the other, or
(b)	each of them is controlled by the same person;

“bank” means a bank named in Schedule I or II of the Bank Act (Canada);

“Canadian financial institution” means

(a)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or
(b)

a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction in Canada;

“company” means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

a person (first person) is considered to “control” another person (second person) if

(a)

the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

(b)	the second person is a partnership, other than a limited partnership, and first person holds more than 50% of the interests of the partnership, or
(c)	the second person is a limited partnership and the general partner of the limited partnership is the first person;

“director” means

(a)	a member of the board of directors of a company or an individual who performs similar functions for a company, and
(b)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

“eligibility adviser” means

(a)

a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

(b)

in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(i)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders or control persons, and

(ii)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

“entity” means a company, syndicate, partnership, trust or unincorporated organization;

“executive officer” means, for an issuer, an individual who is

(a)	a chair, vice-chair or president,
(b)	a vice-president in charge of a principal business unit, division or function including sales, finance or production,
(c)	an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer, or
(d)	performing a policy-making function in respect of the issuer;

“financial assets” means

(a)	cash,
(b)	securities, or
(c)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

“foreign jurisdiction” means a country other than Canada or a political subdivision of a country other than Canada;

“founder” means, in respect of an issuer, a person who,

(a)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(b)	at the time of the trade is actively involved in the business of the issuer;

“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

“individual” means a natural person, but does not include

(a)	a partnership, unincorporated association, unincorporated syndicate, unincorporated organization or a trust, or
(b)	a natural person in the person’s capacity as trustee, executor, administrator or other legal (in the case of Ontario, personal) representative;

“investment fund” means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the Employee Investment Act (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the Small Business Venture Capital Act (British Columbia), R.S.B.C. 1996 c.429 whose business objective is making multiple investments;

“jurisdiction” means a province or territory of Canada except when used in the term “foreign jurisdiction”;

“local jurisdiction” means the jurisdiction in which the applicable securities regulatory authority is situate;

“mutual fund”

(a)

for the purposes of Alberta and British Columbia securities law, includes an issuer of securities that entitles the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, including a separate fund or trust account, of the issuer of the securities;

(b)	for the purposes of British Columbia securities law, also includes
(i)	an issuer described in an order that the British Columbia Securities Commission may make pursuant to section 3.2 of the Securities Act (British Columbia); and
(ii)	an issuer that is in a class of prescribed issuers,

but does not include an issuer, or a class of issuers, described in an order that the British Columbia Securities Commission may make under section 3.1 of the Securities Act (British Columbia); and

(c)

for the purposes of Ontario securities law, means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

“non-redeemable investment fund” means an issuer,

(a)	whose primary purpose is to invest money provided by its securityholders,
(b)	that does not invest,
(A)	for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
(B)	for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
(c)	that is not a mutual fund;

“person” includes

(a)	an individual,
(b)	a corporation,
(c)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and
(d)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

“regulator” means

(a)	for Alberta and British Columbia, the Executive Director as defined under securities legislation of the local jurisdiction; and
(b)	for Ontario, the Director as defined under securities legislation of the local jurisdiction;

“related liabilities” means

(a)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or
(b)	liabilities that are secured by financial assets;

“Schedule III bank” means an authorized foreign bank named in Schedule III of theBank Act (Canada);

“securities legislation” means, for the local jurisdiction, the instruments listed in Appendix B of National Instrument 14-101 opposite the name of the local jurisdiction;

“securities regulatory authority” means, for the local jurisdiction, the securities commission or similar regulatory authority listed in Appendix C of National Instrument 14-101 opposite the name of the local jurisdiction;

“spouse” means an individual who,

(a)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,
(b)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or
(c)	in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta);

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary; and

“voting security” means any security other than a debt security of an issuer carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

All monetary references in this Appendix “A” are in Canadian Dollars.

SCHEDULE “B”

CERTIFICATE

ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS

FOR NON-CANADIAN SUBSCRIBERS

(OTHER THAN U.S. SUBSCRIBERS)

The Subscriber further represents, warrants and covenants to and with the Corporation and its counsel (and acknowledges that the Corporation and its counsel are relying thereon) that it is a resident of, or otherwise subject to, the securities legislation of a jurisdiction other than Canada or the United States, and:

(a)	the Subscriber is:

(i)

a purchaser that is recognized by the Securities Regulators in the jurisdiction in which it is resident or of which it is otherwise subject to the Securities Laws as an exempt purchaser and (subject to (b)(i) below) is purchasing the Offered Shares as principal for its own account and not for the benefit of any other person, for investment only and not with a view to resale or distribution and no other person, corporation, firm or other organization has a beneficial interest in the said securities being purchased; or

(ii)

a purchaser which is purchasing Offered Shares pursuant to an exemption from any prospectus or securities registration requirements (particulars of which are enclosed herewith) available to the Corporation and the Subscriber under applicable Securities Laws of the Subscriber’s jurisdiction of residence or to which the Subscriber is otherwise subject, and the Subscriber shall deliver to the Corporation such further particulars of the exemption and its qualification thereunder as the Corporation may reasonably request;

(b)	if the Subscriber is resident in or otherwise subject to applicable Securities Laws of the United Kingdom:

(i)

the Subscriber is a person in the United Kingdom: (A) who is a ‘qualified investor’ for the purposes of section 86(7) of the Financial Services and Markets Act 2000 (“FSMA”) and is purchasing the Offered Shares as principal for its own account and not for the benefit of others, other than on behalf of discretionary client(s) in circumstances where section 86(2) of FSMA applies; and (B) is such a person as is referred to in Article 19 (investment professionals) or 49 (high net worth companies etc) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”); and (C) has complied with and undertakes to comply with all applicable provisions of the FSMA and other applicable Securities Laws with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom; and

(ii)	the Subscriber acknowledges that the offer detailed in this Subscription Agreement is only directed in the United Kingdom at:

(a)	(in the case of investment professionals as is referred to in Article 19 of the FPO) persons having professional experience in matters relating to investments; and

(b)

(in the case of high net worth companies etc as is referred to in Article 49 of the FPO) high net worth companies, unincorporated associations or partnerships or trustees of high value trusts which currently have, and had throughout the previous 12 months: (A) in the case of a company, a called up share capital or net assets of not less than £500,000 (for companies with more than 20 members) or net assets of not less than £5,000,000 in any other case; or (B) in the case of an unincorporated association or partnership, net assets of not less than £5,000,000; or (C) in the case of a trustee of a high value trust, cash and investments forming part of the trust’s assets (before the deduction of liabilities) with an aggregate value of not less than £10,000,000.

B-1

The offer detailed in this Subscription Agreement is not available in the United Kingdom to any other persons and no other persons should rely on the contents of this Subscription Agreement; and

(iii)

the Subscriber confirms that, to the extent applicable to it, it is aware of, has complied and will comply with its obligations in connection with the Criminal Justice Act 1993, the Proceeds of Crime Act 2002 and Part VIII of the FSMA, it has identified its clients in accordance with the Money Laundering Regulations 2003 (the “Regulations”) and has complied fully with its obligations pursuant to the Regulations and will, as a condition precedent of any acceptance of this subscription, provide all such information and documents as may be required in relation to it that may be required by the Corporation to discharge any obligations under the Regulations;

(c)

the purchase of Offered Shares by the Subscriber does not contravene any of the applicable Securities Laws in such jurisdiction and does not trigger: (i) any obligation of the Corporation to prepare and file a prospectus, an offering memorandum or similar document, or (ii) any obligation of the Corporation to make any filings with or seek any approvals of any kind from any regulatory body in such jurisdiction or any other ongoing reporting requirements with respect to such purchase or otherwise, or (iii) any registration or other obligation on the part of the Corporation;

(d)	the Subscriber is knowledgeable of, and has been independently advised as to, the Securities Laws of such jurisdiction as applicable to this Subscription Agreement;

(e)

the Subscriber has been advised to consult its own legal advisors with respect to trading in the Offered Shares and with respect to the resale restrictions imposed by the Securities Laws of such jurisdiction, and acknowledges that no representation has been made respecting resale restrictions applicable to such securities which restrict the ability of the Subscriber to resell such securities, that the Subscriber is solely responsible to find out what these restrictions are and that the Subscriber is solely responsible (and the Corporation is not in any way responsible) for compliance with applicable resale restrictions; and

(f)	capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Subscription Agreement to which this Schedule “B” is attached.

Dated at	this	day of	, 2009.

Name of Subscriber

By:
Signature

Title:

B-2

SCHEDULE “C”

PAYMENT INSTRUCTIONS

[wire transfer details]

C-1